

Luxury *lives**

The Neiman Marcus Group INC

Annual Report 2003

Dear shareholder:

For nearly a century, The Neiman Marcus Group has stayed focused on serving the unique needs of the luxury market. Today, that commitment is stronger than ever. We have stayed true to the principles of our founders – to be recognized as the *premier luxury retailer* dedicated to providing our customers with distinctive merchandise and superior service.

This hasn't always been the easiest course, especially in difficult economic times. But it has proven to be the right one, enabling us to continuously strengthen our relationships with affluent consumers, while distancing ourselves from our competition.

We are equally committed to disciplined financial management – maintaining tight control of current expenses while investing in our future. Through this combination of focus and discipline, we were able to answer the economic challenges of fiscal 2003, transforming an uncertain environment into successful results:

* Total revenues increased 5% to a record $3.1 billion, compared to $2.95 billion in fiscal 2002.[1]
* Net earnings, before accounting changes, for fiscal 2003 were $124 million, or $2.60 per diluted share, compared to $100 million, or $2.08 per diluted share the prior year, an increase of 25%.
* Gross margin improved 80 basis points to 33.1%. SG&A (selling, general and administrative expenses) declined as a percentage of sales more than 40 basis points to 25.9%.

[1] The Company's fiscal 2002 included a 53rd week, compared to 52 weeks in fiscal 2003.

These results further demonstrate our team's commitment to create shareholder value regardless of the market conditions. Further, we believe the actions we took during the year will enhance future results as the economy improves.

Luxury doesn't just live — it is alive — at our specialty retail stores

Because we've stayed true to our customers, they have stayed true to us. Neiman Marcus and Bergdorf Goodman customers are uncommonly loyal, and undeterred in their pursuit of the finest quality and most fashionable trends.

Together, these stores make up our Specialty Retail division which represents 81% of sales of The Neiman Marcus Group. During fiscal 2003, revenues for this division increased 3.8% to $2.52 billion. This growth was the result of a 2% increase in comparable store sales, and the revenues from two new Neiman Marcus stores in Florida we opened during the year.

Many factors contribute to our growing leadership in the luxury retail market. Our premier merchandise offering and outstanding customer service stand out among these factors. Our customers rely on us to provide them with the most current and exciting collection of designer fashions and luxury merchandise, as well as a personal relationship with a knowledgeable sales associate who understands their needs and desires. Our industry-leading loyalty programs also continue to drive repeat customer visits and higher sales per transaction through innovative rewards and incentives.

Increasing our productivity and profitability

To build on these strengths, we launched a number of new initiatives in fiscal 2003 designed to increase sales and improve our operating performance over the next few years. Key initiatives include:

1. Based on customer input and sales data, we have increased our capital investments in, and marketing and merchandising for, six merchandise categories that we believe have the greatest opportunity for growth —

* OUR CUSTOMERS ARE NOT TRADING DOWN.
IN FACT, THEY ARE SEEKING EVEN GREATER LUXURY AND QUALITY.



"I have to ask:
Who are you wearing tonight?"

Driven by their passion for designer style and quality, Neiman Marcus and Bergdorf Goodman customers are continuing to "trade up," seeking merchandise and experiences that reflect their lifestyles. By staying true to these customers, we continue to expand our relationships with them. In fact, our average sales per transaction at our Neiman Marcus stores has increased 13% since 2001.

*IF AN ITEM IS DISTINCTIVE, TRENDSETTING AND DESIRABLE, THE LUXURY CUSTOMER CARES LESS ABOUT PRICE AND MORE ABOUT QUALITY.



"They were calling my name.
How could I resist?"

Our customers rely on us to be first with "what's hot," while knowing "what's perfect" for them. Our relationships with the world's top designers enable us to fulfill that promise with a distinctive selection of merchandise, including many exclusives. We know that a rich assortment of fashion and style—not the lowest price—is what ignites our customers' passions. A good example: Despite the challenging economic environment, our shoe and handbag business grew by more than 15% in fiscal 2003.

fine apparel, women's shoes, handbags, contemporary sportswear, beauty and designer jewelry.

2. We are committed to growing our existing market share in several high-potential geographic areas. To achieve this goal, we have increased our investments in marketing and advertising, promotional events and visual enhancements at our stores in these locations.

3. We are focused on increasing our penetration in selected customer segments through targeted sales and marketing programs. This strategy includes strengthening our relationship with high-potential (but lower-than-average spending) InCircle members. Additionally, we began to install new point-of-sale and clienteling technologies in our stores during fiscal 2003, which will help our sales associates interact with and serve customers in more personalized ways.

4. We are concentrating on improving the productivity of our inventory through enhanced planning, buying and allocation of merchandise by store. To reach this goal, we have restructured our merchandising group by adding inventory planners who work hand-in-hand with our merchants.

Investing in new stores and remodels

We continue to expand our selling space through new stores and remodels in appropriate markets, targeting 2-3% annual square-footage growth over the next five years. During fiscal 2003, we opened two new stores in Florida — in Coral Gables and Orlando. We also plan to open a new store in San Antonio in the fall of 2005, and we are carefully evaluating the potential for new sites in a number of other locations. Our primary goal is to improve productivity through selective square-footage growth in contrast to many retailers' singular focus on rapid square-footage expansion.

In December 2002, we completed a major remodel of our Las Vegas store, updating the entire format and appearance, while adding 70,000 square feet of selling space. In addition, we are remodeling and adding 30,000 square feet to our Fashion Island store in Newport Beach, California, which is scheduled for completion in 2004. We are also expanding and improving our San Francisco store. When completed in October 2005, the Union Square landmark will feature more than 250,000 square feet of selling space, making it our largest Neiman Marcus store.

Over time, remodeling our stores has proven to be a low-risk, high-return investment strategy. Notably, our ongoing renovation of our Bergdorf Goodman store in Manhattan has already resulted in a 9.6% increase in comparable store sales during fiscal 2003, even while undergoing construction. The renovation – which to date has included a dramatically expanded shoe department and an innovative remodel of our designer boutiques – has generated tremendous interest throughout the fashion community, and is enhancing our position as a must-shop destination.

Neiman Marcus Direct delivers designer brands and dramatic online growth

Neiman Marcus Direct, our Direct Marketing division, comprises the catalogue and online businesses of the Neiman Marcus, Horchow and Chef's Catalogue brands. Revenues for this segment increased by more than 11% to a record $494 million in fiscal 2003 – or approximately 16% of The Neiman Marcus Group's total sales. Operating earnings for the segment doubled, as a result of the significant growth in our online business, greater cost control and improved operating synergies among these businesses.

Revenues from our online businesses grew dramatically in fiscal 2003, topping $100 million for the first time. Neimanmarcus.com sales doubled during the year, as we upgraded and refined our merchandise selection, including adding more high-profile designer brands, such as Gucci, Prada and Burberry.

Horchow, our upscale home furnishings and accessories business, also continued to grow in 2003, fueled by strong results from Horchow.com. Launched in June 2002, the online site was an immediate hit with customers, reaching its 12-month sales target in only six months. Sales at Chef's – a leading resource for people who love to cook and entertain – were disappointing in fiscal 2003. We are aggressively refining the Chef's merchandise mix and enhancing the product presentation in both our catalogues and online.

LUXURY CUSTOMERS WANT MORE THAN JUST A SALES PERSON. THEY WANT A TRUSTED ADVISOR WHO DOES EVERYTHING POSSIBLE TO SERVE THEIR INDIVIDUAL NEEDS.



"Even the service is *made-to-measure.*"

For more than 95 years, Neiman Marcus has focused on building customer relationships. It's part of our culture—and one of the major differentiators of our business. In fiscal 2003, we continued to invest in new ways to help our sales associates strengthen their bonds with the customers they serve. One example is our new point-of-sale computer system, which puts helpful customer information at each sales associate's fingertips so they can provide even more personalized service.

* FOR MANY OF OUR CUSTOMERS, SHOPPING IS ENTERTAINMENT. WE MAKE SURE THEY HAVE THE TIME OF THEIR LIVES.



"You always strike *the perfect chord.*"

If all the world's a stage, Neiman Marcus Group customers are accustomed to the best seats in the house. That's why targeted special events are such an important part of our marketing strategy. More than 20,000 special events a year—from runway and designer trunk shows to holiday party extravaganzas—help us to make each visit to one of our stores a unique and engaging experience... and drive more repeat visits throughout the year.

Maximizing our multi-channel opportunities

The success of our Direct Marketing division has enabled us to expand our business outside the immediate geographic proximity of Neiman Marcus stores. In fact, during fiscal 2003, approximately half of all our online sales were from customers who reside outside of our retail trade area. Our multi-channel strategy has also proven to increase sales among existing customers: The average Neiman Marcus customer who shops at more than one channel spends three times as much as the customer who shops at only one.

To further capitalize on these opportunities, we realigned our online and catalogue operations in fiscal 2003 to place greater emphasis on managing our business by brands rather than by individual distribution channels. Our goal is to create a seamless experience for our customers — providing them with the same brand experience, regardless of which channel they choose to shop. We are also exploring ways to create better cross-selling opportunities. For example, we launched new home furnishings "showrooms" in two of our Neiman Marcus stores in fiscal 2003, enabling customers to see and experience firsthand merchandise from our Neiman Marcus Direct brands.

Kate Spade and Laura Mercier expand popularity and profitability

We include results from our brand development activities — specifically, our investments in Kate Spade and Laura Mercier — in our Other business division, which accounts for 2.6% of The Neiman Marcus Group's total revenues. Sales for this segment increased more than 12% in fiscal 2003, to $80 million, compared to $71 million the prior year, and both of our brand investments posted positive earnings growth.

Kate Spade's performance and outlook are improving. Over the past two years, the brand's management team has done an excellent job of laying the groundwork to transform Kate Spade from a trend-driven business to a distinct and enduring brand. During the last six months of fiscal 2003, sales at Kate Spade increased by about 8%, and customers are responding enthusiastically to brand extensions in fragrance, sunglasses and shoes. The company also operates five retail stores across the country — including one new location opened in fiscal 2003 — and continues to explore new branding opportunities.

Sales of Laura Mercier cosmetics and beauty products continued to grow in fiscal 2003, with the brand attracting and maintaining many loyal customers in the U.S. and Europe. The company is well positioned to take advantage of increased consumer demand for luxury beauty products, which was one of the strongest categories in our specialty retail stores in 2003.

A strong balance sheet and management team; a clear vision for the future

During fiscal 2003, we continued to improve our asset management and strengthen our balance sheet. Inventory increased 4.6%, driven primarily by the opening of two new full line stores. Excluding these stores, inventory increased approximately 1%.

At year end, our cash balance totaled $207 million, an increase of $28 million, compared with the prior year. This increase was after a $15 million common stock repurchase and a $14 million voluntary contribution to our pension plan. We had no borrowings under our $300 million bank line at the end of the year.

Among other significant actions this year, we promoted Karen Katz to the position of president and CEO of Neiman Marcus stores. Previously, Ms. Katz was in charge of our Direct Marketing division. In addition, we promoted Brendan Hoffman, who formerly headed up our Clearance Center division, to president and CEO of Neiman Marcus Direct. Both are recognized leaders in our industry and invaluable members of our team.

During fiscal 2004, we will manage our business with the same intensity and discipline as the year just completed. We will also continue to pursue our long-term financial goals, which include:

* Average revenue growth in the mid-single digits,
* Improvement in gross margin rate,

*NEIMAN MARCUS GROUP STORES ARE DESIGNED TO BE BOTH CONTEMPORARY AND CLASSIC – JUST LIKE OUR CUSTOMERS.



"Always in good taste–*never overdone.*"

Many of our customers call our stores their second homes. And that's exactly the way we want our retail spaces to feel. Through new stores and remodels, we continue to advance our own aesthetic of "residential luxury"—a refined and inviting design that often blends art and architectural details from the communities in which our stores are located. This not only makes our customers feel more comfortable, it's helping us achieve and maintain one of the highest sales per square foot in the retail industry.

* Continued leveraging of our selling, general and administrative expenses,
* Ongoing improvement in our return on assets, and
* 2-3% average annual square footage growth.



from left to right: Richard A. Smith, Chairman; Burton M. Tansky, President and Chief Executive Officer; Brian J. Knez, Vice Chairman; Robert A. Smith, Vice Chairman

While the economy and world events remain uncertain, we have never been more confident about the strategic direction we have chosen. We will not waver from our commitment to building value for both our customers and shareholders alike. Over the past two years, the entire Neiman Marcus Group team has proven that it can respond to intense challenges, and we'd like to commend them for staying focused on our mission, our customers and on operating excellence. Their efforts will assure that luxury will live, grow and prosper at The Neiman Marcus Group for many years to come.

Sincerely,

Richard A. Smith
Chairman

Burton M. Tansky
President and Chief Executive Officer

Robert A. Smith
Vice Chairman

Brian J. Knez
Vice Chairman

Financial Highlights

Results from Operations

(in millions, except per share amounts)	July 31, 1999	July 29, 2000	July 28, 2001	August 3, 2002	**August 2, 2003**
Revenues	$2,580.4	$2,926.4	$3,015.5	$2,948.3	**$3,098.1**
Operating earnings	$ 182.6	$ 248.4	$ 193.6	$ 177.7	**$ 222.1**
Diluted earnings per share*	$ 1.93	$ 2.75	$ 2.26	$ 2.08	**$ 2.60**

* Includes earnings before change in accounting principle



$ 3,100
2,900
2,700
2,500
2,300
99
00
01
02
03

Revenues
in millions



$ 250
225
200
175
150
99
00
01
02
03

Operating Earnings
in millions



$ 2.75
2.50
2.25
2.00
1.75
99
00
01
02
03

Diluted Earnings per Share*
* Net earnings before change in accounting principle



8.50%
7.75%
7.00%
6.25%
5.50%
99
00
01
02
03

Operating Profit Margin*
* Operating earnings divided by revenues



17.5%
15.0%
12.5%
10.0%
7.5%
99
00
01
02
03

Return on Average Equity*
* Net earnings before change in accounting principle divided by average shareholder equity



23.0%
20.5%
18.0%
15.5%
13.0%
99
00
01
02
03

Return on Net Assets*
* Operating earnings divided by average shareholder equity plus average notes payable and debentures



$ 150
125
100
75
50
99
00
01
02
03

Capital Expenditures
in millions



$ 515
490
465
440
415
99
00
01
02
03

Sales per Gross Square Foot*
* Includes only Specialty Retail Stores

The Neiman Marcus Group At a Glance

Fiscal 2003 Operating Highlights Our strategy for expanding our leadership in the luxury market is as multi-faceted as the customers we serve. Here are just a few of the ways that we made luxury come to life in fiscal 2003.

Remodels

Our remodeling efforts continue to generate excellent returns. While still under construction, our showcase Bergdorf Goodman store in New York increased comparable store sales 9.6% in 2003.





New stores

We opened new stores in Coral Gables and Orlando, expanding our retail presence in Florida to six stores.




THE HORCHOW COLLECTION

Home furnishings

Our Horchow business experienced double-digit growth, fueled by strong consumer demand for upscale home furnishings and accessories.


APPAREL FOR HER
SHOES & HANDBAGS
JEWELRY AND ACCESSORIES
BEAUTY & FRAGRANCE
HOME & ENTERTAINING
GIFTS & COLLECTIBLES
NeimanMarcus.com
WHAT'S HOT
Hot Prints
THE TRENDS
Shop the Top Ideas
Shop by
DESIGNER
Shop by
CATEGORY
SALE
Trendsetters
ALWAYS NEW, ALWAYS NOW.
ALL YOU NEED IS RIGHT HERE.
CATALOGUE QUICK ORDER
PERSONAL SHOPPER
INCIRCLE REWARDS
BRIDAL REGISTRY
SITE MAP
STORE LOCATOR

Online sales Sales at neimanmarcus.com doubled during fiscal 2003, and online sales from all of our Direct Marketing businesses topped $100 million.





Loyalty program

InCircle membership and sales grew in fiscal 2003, as we continued to strengthen the successful program with new rewards and innovative promotions.

Key categories

We are intensifying our focus on six key merchandise categories—fine apparel, women's shoes, handbags, contemporary sportswear, beauty and designer jewelry—to drive increased sales.

Store Locations

Neiman Marcus Stores

Locations	Fiscal Year Operations Began	Gross Store Sq. Feet
Dallas, Texas (Downtown)	1908	129,000
Dallas, Texas (NorthPark)	1965	218,000
Houston, Texas (Galleria)	1969	224,000
Bal Harbour, Florida	1971	97,000
Atlanta, Georgia	1973	154,000
St. Louis, Missouri	1975	145,000
Northbrook, Illinois	1976	144,000
Fort Worth, Texas	1977	119,000
Washington, D.C.	1978	130,000
Newport Beach, California	1978	124,000
Beverly Hills, California	1979	185,000
Westchester, New York	1981	138,000
Las Vegas, Nevada	1981	174,000
Oak Brook, Illinois	1982	119,000
San Diego, California	1982	106,000
Fort Lauderdale, Florida	1983	94,000
San Francisco, California	1983	195,000
Houston, Texas (Town & Country)	1983	142,000
Chicago, Illinois (Michigan Avenue)	1984	188,000
Boston, Massachusetts	1984	111,000
Palo Alto, California	1986	120,000
McLean, Virginia	1990	130,000
Denver, Colorado	1991	90,000
Minneapolis, Minnesota	1992	119,000
Scottsdale, Arizona	1992	118,000
Troy, Michigan	1993	157,000
Short Hills, New Jersey	1996	138,000
King of Prussia, Pennsylvania	1996	142,000
Paramus, New Jersey	1997	141,000
Honolulu, Hawaii	1999	181,000
Palm Beach, Florida	2001	53,000
Plano, Texas (Willow Bend)	2002	156,000
Tampa, Florida	2002	96,000
Coral Gables, Florida	2003	136,000
Orlando, Florida	2003	95,000
Clearance Centers (14)		380,000
Total		**5,188,000**

Bergdorf Goodman

New York City	1901	250,000
New York City (Men)	1991	66,000
Total		**316,000**

Planned Neiman Marcus Stores

Location	Planned Fiscal Year Opening Date	Gross Store Sq. Feet
San Antonio, Texas	2006	120,000

Revenues and Operating Earnings Segment Information

Specialty Retail Stores

(in millions)	Revenues	Operating Earnings
Fiscal Year 99	$ 2,202	$ 180
Fiscal Year 00	$ 2,458	$ 249
Fiscal Year 01	$ 2,505	$ 201
Fiscal Year 02	$ 2,433	$ 171
Fiscal Year 03	$ 2,525	$ 198

Direct Marketing

(in millions)	Revenues	Operating Earnings
Fiscal Year 99	$ 356	$ 15
Fiscal Year 00	$ 405	$ 2
Fiscal Year 01	$ 438	$ 11
Fiscal Year 02	$ 444	$ 23
Fiscal Year 03	$ 494	$ 46

Financial Review

Management's Discussion and Analysis

Factors That May Affect Future Results

Matters discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements, including statements regarding the Company's objectives and expectations concerning, among other things, its:

* productivity and profitability;
* merchandising and marketing strategies;
* inventory performance;
* store renovation and expansion plans;
* capital expenditures;
* liquidity; and
* development of its management information systems.

These forward-looking statements are made based on management's expectations and beliefs concerning future events, as well as on assumptions made by and data currently available to management. These forward-looking statements involve a number of risks and uncertainties and, therefore, are not guarantees of future performance. A variety of factors could cause the Company's actual results to differ materially from the anticipated or expected results expressed in these forward-looking statements. Factors that could affect future performance include, but are not limited, to:

* current political and economic conditions;
* changes in political and economic conditions that may occur in the future;
* terrorist activities in the United States, as well as the potential escalation in the international war on terrorism;
* political, social, economic or other events resulting in the short or long-term disruption in business at the Company's stores, distribution centers or offices;
* changes in consumer confidence resulting in a reduction of discretionary spending on goods that are, or are perceived to be, "luxuries";
* changes in demographic or retail environments;
* changes in consumer preferences or fashion trends;
* competitive responses to the Company's marketing, merchandising and promotional efforts and/or inventory liquidations by vendors or other retailers;
* changes in the Company's relationships with its key customers;
* delays in receipt of merchandise ordered by the Company due to work stoppages and/or other causes of delay in connection with either the manufacture or shipment of such merchandise;
* seasonality of the retail business;
* adverse weather conditions, particularly during peak selling seasons;
* delays in anticipated store openings;
* natural disasters;
* significant increases in paper, printing and postage costs;
* litigation that may have an adverse effect on the financial results or reputation of the Company;
* changes in the Company's relationships with designers, vendors and other sources of merchandise;

* the financial viability of the Company's designers, vendors and other sources of merchandise;
* the design and implementation of new information systems as well as enhancements of existing systems;
* changes in foreign currency exchange rates;
* impact of funding requirements related to the Company's noncontributory defined benefit pension plan;
* changes in the Company's relationships with certain of its key sales associates;
* changes in key management personnel;
* changes in the Company's proprietary credit card arrangement that adversely impact its ability to provide consumer credit; or
* changes in government or regulatory requirements increasing the Company's cost of operations.

The Company undertakes no obligation to update or revise (publicly or otherwise) any forward-looking statements to reflect subsequent events, new information or future circumstances.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements. As disclosed in Note 1 of the Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and assumptions affect amounts of assets, liabilities, revenues and expenses and the disclosure of gain and loss contingencies at the date of the consolidated financial statements. The amounts currently estimated by the Company are subject to change if different assumptions as to the outcome of future events were made. The Company evaluates its estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management makes adjustments to its assumptions and judgments when facts and circumstances dictate. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used by the Company in preparing the accompanying consolidated financial statements. Management of the Company believes the following critical accounting policies encompass the more significant judgments and estimates used in preparation of its consolidated financial statements.

Revenues. Revenues include sales of merchandise and services, net commissions earned from leased departments in the Company's retail stores and shipping and handling revenues related to merchandise sold. Revenues from the Company's retail operations are recognized at the later of the point of sale or the delivery of goods to the customer. Revenues from the Company's direct marketing operation are recognized when the merchandise is delivered to the customer. The Company maintains reserves for anticipated sales returns primarily based on the Company's historical trends related to returns by its retail and direct marketing customers.

Merchandise Inventories and Cost of Goods Sold. The Company utilizes the retail method of accounting for substantially all of its merchandise inventories. Merchandise inventories are stated at the lower of cost or market. The retail inventory method is widely used in the retail industry due to its practicality.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of sales at the time the retail value of the inventory is lowered through the use of markdowns. Hence, earnings are negatively impacted when merchandise is marked down.

The areas requiring significant management judgment related to the valuation of the Company's inventories include 1) setting the original retail value for the merchandise held for sale, 2) recognizing merchandise for which the customer's perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value and 3) estimating the shrinkage that has occurred between physical inventory counts. These judgments and estimates, coupled with the averaging processes within the retail method can, under certain circumstances, produce varying financial results. Factors that can lead to different financial results include 1) setting original retail values for merchandise held for sale incorrectly, 2) failure to identify a decline in perceived value of inventories and process the appropriate retail value markdowns and 3) overly optimistic or conservative shrinkage estimates. The Company believes it has the appropriate merchandise valuation and pricing controls in place to minimize the risk that its inventory values would be materially misstated.

Consistent with industry business practice, the Company receives allowances from certain of its vendors in support of the merchandise purchased by the Company for resale. Certain allowances are received to reimburse the Company for markdowns taken and/or to support the gross margins earned by the Company in connection with the sales of the vendor's merchandise. These allowances are recognized as an increase to gross margin when the allowances are earned by the Company and approved by the vendor. Other allowances received by the Company represent reductions to the amounts paid by the Company to acquire the merchandise. These allowances reduce the cost of the acquired merchandise and are recognized as an increase to gross margin at the time the goods are sold.

Income and Expenses Related to Securitization. Pursuant to applicable accounting principles, the Company's current credit card securitization program qualifies for sale treatment related to those receivables transferred to third-party investors (Sold Interests). As a result, the Company recognizes a gain or loss equal to the difference between the consideration received for the Sold Interests and the allocated cost basis of the receivables sold. The portion of the credit card receivables that continue to be held by the Company (Retained Interests) are shown as "Undivided interests in NMG Credit Card Master Trust" on the Company's consolidated balance sheets. All income, net of related expenses, pertaining to both the Sold Interests and the Retained Interests are reflected as a reduction of selling, general and administrative expenses in the Company's consolidated statements of earnings.

Assumptions related to the future performance of the Company's credit card portfolio have a significant impact on the calculation of the gain or loss on the sale of the Sold Interests, the carrying values of Retained Interests and the recognition of income on the Retained Interests. Determining the fair value of the Sold and Retained Interests requires estimates related to: 1) the gross future finance charge collections to be generated by the total credit card portfolio; 2) future finance charge collections allocable to the Sold Interests; 3) future credit losses and 4) discount rates. Items that were considered in making judgments and preparing estimates and factors that might lead to future variations in consolidated financial results in the event of differences between actual and estimated results are as follows:

* Finance charge income is billed at a contractual rate monthly and warrants little judgment or estimation. The expected credit card customer payment rate is based on historical payment rates adjusted for recent payment rate trends. To the extent credit card customers pay off their balances sooner than estimated, the income earned by the Company may decrease. Conversely, should the credit card customers pay off balances over a longer period of time, the income earned by the Company may increase.
* The finance charge collections are estimated using the current portfolio yield experience and estimated short-term interest rates over the estimated life of the receivables. To the extent current portfolio yield experience decreases and short-term interest rates increase beyond the estimates, the finance charge collections may be reduced.
* Credit losses expected from the portfolio are based on historical write-off rates, adjusted for recent write-off trends and management's outlook of future trends. To the extent there are positive or negative factors affecting the credit card customers' ability or intent to pay off the outstanding balance (e.g., level of discretionary income, level of consumer debt, bankruptcy legislation), the actual bad debts to be realized could exceed or be less than the amounts estimated. Credit losses in excess of those estimated reduce the income earned by the Company. Conversely, credit losses less than those estimated increase the income earned by the Company.
* The assumed cash flow discount rates are based on prevailing market interest rates and management's estimate of an appropriate risk premium for each respective Retained Interest. The actual discount rates used are subject to interest rate fluctuations.

The most sensitive assumptions in calculating the fair values are the credit card customers' payment rate, the estimate for credit losses, relative interest spreads and the assumed cash flow discount rates. Assumptions related to the future performance of the Company's credit card portfolio have a significant impact on the calculation of the gain or loss on the sale of the Sold Interests, the carrying values of the Retained Interests and the recognition of income on the Retained Interests.

Long-lived Assets. To the extent the Company remodels or otherwise replaces or disposes of property and equipment prior to the end of their assigned depreciable lives, the Company could realize a loss or gain on the disposition. To the extent assets continue to be used beyond their assigned depreciable lives, no depreciation expense is incurred. The Company reassesses the depreciable lives in an effort to reduce the risk of significant losses or gains at disposition and utilization of assets with no depreciation charges. The reassessment of depreciable lives involves utilizing historical remodel and disposition activity and forward-looking capital expenditure plans.

Recoverability of the carrying value of store assets is assessed annually and upon the occurrence of certain events (e.g., opening a new store near an existing store or announcing plans for a store closing). The recoverability assessment requires judgment and estimates for future store generated cash flows. The underlying estimates for cash flows include estimates for future sales, gross margin rates and store expenses and are based upon the stores' past and expected future performance. New stores may require two to five years to develop a customer base necessary to generate the cash flows of the Company's more mature stores. To the extent management's estimates for sales growth and gross margin improvement are not realized, future annual assessments could result in impairment charges.

Recoverability of goodwill and intangible assets is assessed annually and upon the occurrence of certain events. The recoverability assessment requires management to make judgments and estimates regarding the fair values. The fair values are determined using estimated future cash flows, including growth assumptions for future sales, gross margin rates and other estimates. To the extent that management's estimates are not realized, future assessments could result in impairment charges.

Advertising and Catalogue Costs. The Company's direct response advertising relates primarily to the production, printing and distribution of catalogues. These costs are amortized during the periods the expected revenues from such catalogues are expected to be generated, generally three to six months. All other advertising costs, including costs incurred by the Company's online operations related to website design and advertising, are expensed in the period incurred.

Loyalty Programs. The Company maintains customer loyalty programs in which customers receive points annually for qualifying purchases. Upon reaching certain levels, customers may redeem their points for gifts. Generally, points earned in a given year must be redeemed no later than ninety days subsequent to the end of the annual program period. The Company accrues the estimated costs of the anticipated redemptions of the points earned by its customers at the time of the initial customer purchase and charges such costs to selling, general and administrative expense. The estimates of the costs associated with the loyalty programs require the Company to make assumptions related to customer purchasing levels, redemption rates and costs of awards to be chosen by its customers.

Pension Plan. The Company sponsors a noncontributory defined benefit pension plan (Pension Plan) covering substantially all full-time employees. In calculating its pension obligations and related pension expense, the Company makes various assumptions and estimates, after consulting with outside actuaries and advisors. The annual determination of pension expense involves calculating the estimated total benefit ultimately payable to Pension Plan participants and allocates this cost to the periods in which services are expected to be rendered. The Company uses the projected unit credit method in recognizing pension liabilities. The Pension Plan is valued annually as of the beginning of each fiscal year.

Significant assumptions related to the calculation of the Company's pension obligations include the discount rate used to calculate the actuarial present value of benefit obligations to be paid in the future, the expected long-term rate of return on assets held by the Pension Plan and the average rate of compensation increase by Pension Plan participants. These actuarial assumptions are reviewed annually based upon currently available information.

The assumed discount rate utilized is based, in part, upon the Moody's Aa corporate bond yield as of the measurement date. The discount rate is utilized principally in calculating the actuarial present value of the Company's pension obligation and net pension expense. At August 1, 2003, the discount rate was 6.50 percent. To the extent the discount rate increases or decreases, the Company's pension obligation is decreased or increased, accordingly. The estimated effect of a 0.25 percent decrease in the discount rate would increase the pension obligation by $7.4 million and increase annual pension expense by $1.2 million.

The assumed expected long-term rate of return on assets is the weighted average rate of earnings expected on the funds invested or to be invested to provide for the pension obligation. It is the Company's current policy to invest the Pension Plan assets in equity securities (approximately 60 percent) and in fixed income securities (approximately 40 percent). The Company periodically evaluates the allocation between investment categories of the assets held by the Pension Plan. The expected average long-term rate of return on assets is based principally on the counsel of the Company's outside actuaries and advisors.

This rate is utilized primarily in calculating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets realized over the course of a year is greater than the assumed rate, that year's annual pension expense is not affected. Rather, this gain reduces future pension expense over a period of approximately 12 to 18 years. To the extent the actual rate of return on assets is less than the assumed rate, that year's annual pension expense is likewise not affected. Rather, this loss increases pension expense over approximately 12 to 18 years. During 2003, the Company utilized 8.0 percent as the expected long-term rate of return on plan assets.

The assumed average rate of compensation increase is the average annual compensation increase expected over the remaining employment periods for the participating employees. The Company utilized a rate of 4.5 percent for the periods beginning August 1, 2003. This rate is utilized principally in calculating the pension obligation and annual pension expense. The estimated effect of a 0.25 percent increase in the assumed rate of compensation increase would increase the pension obligation by $1.5 million and increase annual pension expense by $0.4 million.

The Company had cumulative unrecognized expense for the Pension Plan of $76.5 million at August 1, 2003 primarily related to the delayed recognition of differences between the Company's actuarial assumptions and actual results, which has contributed to the $62.0 million underfunded status of the Pension Plan at August 1, 2003.

Self-insurance and Other Employee Benefit Reserves. Management uses estimates in the determination of the required accruals for general liability, workers' compensation and health insurance as well as short-term disability, supplemental executive retirement benefits and postretirement health care benefits. These estimates are based upon an examination of historical trends, industry claims experience and, in certain cases, calculations performed by third-party experts. Projected claims information may change in the future and may require management to revise these accruals.

Income Taxes. The Company is routinely under audit by federal, state or local authorities in the areas of income taxes. These audits include questioning the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company accrues charges for probable exposures. Based on its annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, the Company's effective tax rate in a given financial statement period could be materially impacted.

Litigation. The Company is periodically involved in various legal actions arising in the normal course of business. Management is required to assess the probability of any adverse judgments as well as the potential range of any losses. Management determines the required accruals after a careful review of the facts of each significant legal action. The Company's accruals may change in the future due to new developments in these matters.

Overview

The Neiman Marcus Group, Inc., together with its operating divisions and subsidiaries, is a high-end specialty retailer. The Company's operations include the Specialty Retail Stores segment and the Direct Marketing segment. The Specialty Retail Stores segment consists primarily of Neiman Marcus and

Bergdorf Goodman stores. The Direct Marketing segment conducts both print catalogue and online operations under the Neiman Marcus, Horchow and Chef's Catalogue brand names.

The Specialty Retail Stores segment consists primarily of Neiman Marcus and Bergdorf Goodman stores. Approximately 81 percent of the Company's revenues were generated by its Specialty Retail Stores segment in 2003. In September 2002, the Company opened a new store in Coral Gables, Florida and in October 2002 opened a new store in Orlando, Florida. The Company currently plans to open one new Neiman Marcus store in San Antonio, Texas during fiscal year 2006. In 2003, average store revenues per gross square foot were $475, down from $481 for 2002. The Company believes the decrease in average store revenues per gross square foot in 2003 was impacted by new store openings. The Company has consistently focused on renovating and modernizing its stores to improve productivity. The Company's strategy is to improve average transaction amounts and comparable revenue growth with carefully edited assortments and marketing and customer loyalty programs that are designed to increase its customers' awareness of the merchandise offerings in its stores.

The Company owns a 51 percent interest in Gurwitch Products, LLC, which distributes and markets the Laura Mercier cosmetic line, and a 56 percent interest in Kate Spade LLC, a manufacturer and retailer of high-end designer handbags and accessories. Gurwitch Products, LLC and Kate Spade LLC are hereafter collectively referred to as "Brand Development Companies."

The Company's fiscal year ends on the Saturday closest to July 31. All references to 2003 relate to the fifty-two weeks ended August 2, 2003; all references to 2002 relate to the fifty-three weeks ended August 3, 2002 and all references to 2001 relate to the fifty-two weeks ended July 28, 2001. All references to 2004 relate to the fifty-two weeks ending on July 31, 2004.

The following table sets forth certain items expressed as percentages of net sales for the periods indicated.

	Years Ended		
	August 2, 2003	August 3, 2002	July 28, 2001
Revenues	**100.0%**	100.0%	100.0%
Cost of goods sold including buying and occupancy costs	**66.9**	67.7	67.0
Selling, general and administrative expenses	**25.9**	26.3	26.2
Effect of change in vacation policy	**—**	(0.5)	—
Impairment and other charges	**—**	0.5	0.4
Operating earnings	**7.2**	6.0	6.4
Interest expense, net	**0.5**	0.5	0.5
Earnings before income taxes, minority interest and change in accounting principle	**6.7**	5.5	5.9
Income taxes	**2.6**	2.1	2.2
Earnings before minority interest and change in accounting principle	**4.1**	3.4	3.7
Minority interest in net earnings of subsidiaries	**(0.1)**	—	(0.1)
Earnings before change in accounting principle	**4.0**	3.4	3.6
Change in accounting principle	**(0.5)**	—	—
Net earnings	**3.5%**	3.4%	3.6%

Operating Results

Set forth in the following table is certain summary information with respect to the Company's operations for the most recent three fiscal years.

(dollars in millions)	Years Ended August 2, 2003	August 3, 2002	July 28, 2001
Revenues			
Specialty Retail Stores	$2,524.8	$2,433.2	$2,504.8
Direct Marketing	493.5	444.0	437.9
Other[1]	79.8	71.1	72.8
Total	$3,098.1	$2,948.3	$3,015.5
Operating Earnings			
Specialty Retail Stores	$ 198.2	$ 170.5	$ 201.0
Direct Marketing	45.8	22.8	11.1
Other[1]	(21.9)	(19.0)	(8.7)
Effect of change in vacation policy	—	16.6	—
Impairment and other charges	—	(13.2)	(9.8)
Total	$ 222.1	$ 177.7	$ 193.6
Operating Profit Margin			
Specialty Retail Stores	7.9%	7.0%	8.0%
Direct Marketing	9.3%	5.1%	2.5%
Total	7.2%	6.0%	6.4%
Comparable Revenues[2]			
Specialty Retail Stores	1.8%	(5.3%)	1.2%
Direct Marketing	12.5%	0.2%	8.0%
Total	3.8%	(4.6%)	2.3%
Store Count[3]			
Neiman Marcus and Bergdorf Goodman stores:			
Open at beginning of period	35	34	33
Opened during the period	2	1	1
Open at end of period	37	35	34
Clearance centers:			
Open at beginning of period	12	10	10
Opened during the period	2	2	—
Open at end of period	14	12	10

1 Other includes the operations of the Brand Development Companies and corporate expenses.

2 Comparable revenues include 1) revenues derived from the Company's retail stores open for more than 52 weeks, including stores that have been relocated or expanded, 2) revenues from the Company's Direct Marketing operations and 3) revenues from the Company's Brand Development Companies. The calculation of the change in comparable revenues for 2003 is based on revenues for the 52 weeks ended August 2, 2003 compared to revenues for the 52 weeks ended July 27, 2002. The calculation for the change in comparable revenues for 2002 is based on revenues for the 52 weeks ended July 27, 2002 compared to revenues for the 52 weeks ended July 28, 2001.

3 The Company's Neiman Marcus Galleries stores have been excluded.

Fiscal year 2003 compared to Fiscal year 2002

Revenues. Revenues for 2003 of $3.10 billion increased $149.8 million, or 5.1 percent, from $2.95 billion in the prior year period. The increase in revenues was primarily attributable to both an increase in comparable revenues and revenues generated by new stores. Total revenues for 2002 included sales of approximately $36.6 million for the fifty-third week of 2002.

Comparable revenues in 2003 increased 3.8 percent for the fifty-two weeks ended August 2, 2003 compared to the fifty-two weeks ended July 27, 2002. Comparable revenues increased 1.8 percent for Specialty Retail Stores and 12.5 percent for Direct Marketing for the fifty-two weeks ended August 2, 2003 compared to the fifty-two weeks ended July 27, 2002. Changes in comparable revenues by quarter (thirteen weeks 2003 compared to thirteen weeks 2002) for the Specialty Retail Stores and Direct Marketing segments are as follows:

	2003				2002			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Specialty Retail Stores	6.4%	(0.3%)	(2.1%)	4.8%	(3.1%)	(2.6%)	(3.3%)	(12.1%)
Direct Marketing	15.8%	10.8%	11.7%	12.3%	0.7%	1.3%	1.2%	(2.8%)
Total	8.5%	1.5%	0.5%	5.8%	(2.8%)	(1.9%)	(3.0%)	(10.9%)

For 2003, the increase in comparable revenues for Specialty Retail Stores was primarily due to increased sales for both Neiman Marcus Stores and Bergdorf Goodman, particularly during the fourth quarter. The increase in comparable revenues for Direct Marketing for 2003 was attributable to increased sales growth in the Neiman Marcus and Horchow brands, primarily the online businesses, offset, in part, by a decrease in the Chef's Catalogue brand.

Comparable revenues for the Brand Development Companies increased in 2003, with an increase for both Gurwitch Products, LLC and Kate Spade LLC.

In the first quarter of 2003, the Company opened two new Neiman Marcus stores in Coral Gables, Florida (September 2002) and Orlando, Florida (October 2002). In the second quarter of 2003, the Company opened a new clearance store in the Denver, Colorado area (November 2002) and completed a 71,000 square foot expansion and remodel of the Las Vegas Neiman Marcus store. In the fourth quarter of 2003, the Company opened another new clearance center in Miami, Florida (May 2003). Sales derived from new stores for 2003 were $79.6 million.

Gross margin. Gross margin was 33.1 percent of revenues in 2003 compared to 32.3 percent in the prior year period. The increase in gross margin was primarily due to a decrease in markdowns.

Markdowns decreased as a percentage of revenues by 0.5 percent in 2003 compared to the prior year period. The Company incurred a lower level of markdowns in the first and second quarters of 2003 compared to the prior year periods as higher markdowns were required in the first and second quarters of 2002 in connection with additional and more aggressive promotional events necessary to clear inventories in response to declines in retail sales in 2002. However, markdowns increased as a percentage of revenues for the third quarter and fourth quarters of 2003 compared to the prior year period. Higher markdowns were necessary in both the third and fourth quarters of 2003 to reduce a build-up of inventories in certain merchandise categories that occurred in the third quarter as a result of lower than anticipated sales. The Company believes that sales in the third quarter of 2003, particularly the earlier weeks, were negatively impacted by economic uncertainties due, in part, to the conflict in Iraq as well as adverse weather conditions in a number of markets in which the Company operates.

Consistent with industry business practice, the Company receives allowances from certain of its vendors in support of the merchandise purchased by the Company for resale. Certain allowances are received to reimburse the Company for markdowns taken and/or to support the gross margins earned by the Company in connection with the sales of the vendor's merchandise. These allowances are recognized as an increase to gross margin when the allowances are earned by the Company and approved by the vendor. Other allowances received by the Company represent reductions to the amounts paid by the Company to acquire the merchandise. These allowances reduce the cost of the acquired merchandise and are recognized as an increase to gross margin at the time the goods are sold. The amounts of vendor reimbursements received by the Company did not have a significant impact on the year-over-year change in gross margin in 2003.

Selling, general and administrative expenses. Selling, general and administrative expenses (SG&A) were 25.9 percent of revenues in 2003 compared to 26.3 percent of revenues in the prior year period.

SG&A decreased as a percentage of revenues in 2003 primarily due to 1) lower catalogue production and circulation costs for the Direct Marketing segment due to a planned reduction in catalogue circulation in the first and second quarters of 2003, partially offset by planned increases in catalogue production and circulation costs during the third and fourth quarters of 2003, 2) the elimination of amortization of the Company's intangible assets upon implementation of a new accounting principle in the first quarter of 2003 and 3) lower costs related to incentive compensation.

The decreases in SG&A were offset, in part, by 1) higher retirement and other benefits expenses, 2) increased advertising costs for the Specialty Retail Stores segment due to increased costs related to the Company's customer loyalty programs as well as a decrease in vendor advertising allowances recorded as a reduction to advertising expenses as a result of the adoption of new accounting rules effective beginning in the third quarter of 2003 and 3) increased preopening costs incurred in connection with the opening of two Neiman Marcus stores in the first quarter of 2003, the opening of a new clearance store in the second quarter of 2003, the completion of the remodel of the Las Vegas Neiman Marcus store in the second quarter of 2003 and the opening of a new clearance center in the fourth quarter of 2003.

Segment operating earnings. Operating earnings for the Specialty Retail Stores segment were $198.2 million for 2003 compared to $170.5 million for the prior year period. This increase was primarily the result of increased sales, reduced markdowns in the first and second quarter of 2003 compared to the prior year offset, in part, by increased markdowns in the third and fourth quarters of 2003 and increased SG&A expenses (primarily benefits, advertising and preopening expenses) as percentages of revenues.

Operating earnings for Direct Marketing increased to $45.8 million for 2003 from $22.8 million for the prior year period, primarily as a result of increased sales and reduced online marketing costs and lower catalogue production and circulation costs, as percentages of revenues, in the first and second quarters of 2003, due to the planned reduction in catalogue circulation, partially offset by increased online marketing costs and planned increases in catalogue production and circulation costs as a percentage of revenues during the third and fourth quarters of 2003.

Interest expense, net. Net interest expense was $16.3 million for 2003 and $15.4 million for the prior year period. Net interest expense increased primarily due to a decrease in capitalized interest charges associated with store construction and reduced investment interest income offset, in part, by reduced interest costs associated with lower borrowings on the Company's revolving credit facility. Seasonal borrowings under the Company's revolving credit facility reached $80 million in the second quarter of 2003 compared to $130 million in the prior year.

Income taxes. The Company's effective income tax rate was 38.5 percent in 2003 and 38.0 percent in the prior year period. The Company expects its effective tax rate to increase to 39.0 percent in 2004 primarily due to higher state income taxes.

Change in accounting principle – writedown of intangible assets, net of taxes. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" as of the beginning of the first quarter of 2003. SFAS No. 142 established a new fair value-based accounting model for the valuation of goodwill and indefinite-lived intangible assets recorded in connection with business combinations. Pursuant to the provisions of SFAS No. 142, goodwill and indefinite-lived intangible assets are measured for impairment by applying a fair value-based test at least annually and are not amortized. Based upon its review procedures and the valuation results of an independent third party appraisal firm, the Company recorded a $24.1 million writedown in the carrying value of the indefinite-lived intangible assets of its Direct Marketing segment. The writedown ($14.8 million, net of taxes) is reflected as a change in accounting principle in the accompanying consolidated statements of earnings.

Fiscal year 2002 compared to Fiscal year 2001

Revenues. Revenues for 2002 of $2.95 billion decreased $67.2 million, or 2.2 percent, from $3.02 billion in the prior year. Total revenues for 2002 included sales of approximately $36.6 million for the fifty-third week of 2002.

The decrease in revenues in 2002 was primarily attributable to a 4.6 percent decrease in comparable revenues for the fifty-two weeks ended July 27, 2002 compared to the fifty-two weeks ended July 28, 2001. The comparable sales decrease was offset, in part, by the revenues from one new Neiman Marcus store in Tampa, Florida and one new clearance store in Atlanta, Georgia, each of which was opened during the first quarter of 2002. In addition, the Company opened a new clearance store in Grapevine, Texas in April 2002.

Comparable revenues for the fifty-two weeks ended July 27, 2002 compared to the fifty-two weeks ended July 28, 2001 decreased 5.3 percent for Specialty Retail Stores, offset, in part by an increase of 0.2 percent for Direct Marketing. The Company believes the decline in comparable revenues for Specialty Retail Stores for the fifty-two weeks ended July 27, 2002 compared to the fifty-two weeks ended July 28, 2001 was due, in part, to 1) the elimination of certain promotional events conducted in 2001 in order to lower inventory levels, 2) general economic conditions, 3) the softening in the retail industry that began in 2001 and 4) a decrease in retail spending after the events of September 11, 2001. The net increase in comparable revenues for Direct Marketing reflects an increase in revenues from the Company's online operations offset, in part, by a decline in revenues from the Direct Marketing catalogue operations. As to the Direct Marketing catalogue operations, the Company believes the decrease in its comparable revenues for the fifty-two weeks ended July 27, 2002 compared to the fifty-two weeks ended July 28, 2001 was impacted by 1) the planned reduction in circulation schedules, 2) the elimination of certain catalogues, 3) general economic conditions and 4) a decrease in retail spending after the events of September 11, 2001. Comparable revenues for the Brand Development companies declined in 2002 with a decrease for Kate Spade LLC being offset, in part, by an increase for Gurwitch Products, LLC.

Gross margin. Gross margin was 32.3 percent of revenues for 2002 compared to 33.0 percent for 2001. The decline in gross margin was primarily due to increases, as a percentage of revenues, in buying and occupancy costs and markdowns offset, in part, by favorable inventory count results in the fourth quarter of 2002.

A significant portion of the Company's buying and occupancy costs are fixed in nature. As a result, buying and occupancy costs increased as a percentage of revenues for 2002 compared to 2001 as a result of the decline in revenues. Additionally, buying and occupancy costs as a percentage of revenues were higher for new stores than for mature stores.

Markdowns increased, as a percentage of revenues, by approximately 0.1 percent in 2002 compared to 2001. The Company incurred a higher level of markdowns in the first and second quarters of 2002 than in the corresponding periods in the prior year in connection with additional and more aggressive promotional events. These 2002 events were necessary to clear inventories in response to declines in retail sales. However, markdowns were lower in the third quarter and fourth quarter of 2002 than in the same periods in 2001. In the third and fourth quarters of 2002, the Company was able to eliminate certain markdowns taken in connection with promotional events that were held in the prior year to lower inventory levels in response to the lower-than-anticipated sales levels achieved in the third and fourth quarters of 2001.

Consistent with industry business practice, the Company receives allowances from certain of its vendors in support of the merchandise purchased by the Company for resale. Certain allowances are received to reimburse the Company for markdowns taken and/or to support the gross margins earned by the Company in connection with the sales of the vendor's merchandise. These allowances are recognized as an increase to gross margin when the allowances are earned by the Company and approved by the vendor. Other allowances received by the Company represent reductions to the amounts paid by the Company to acquire the merchandise. These allowances reduce the cost of the acquired merchandise and are recognized as an increase to gross margin at the time the goods are sold. The amounts of vendor reimbursements received by the Company did not have a significant impact on the year-over-year change in gross margin in 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses (SG&A) were 26.3 percent of revenues in 2002 compared to 26.2 percent of revenues in 2001. The increase in SG&A as a percentage of revenues in the current year was primarily due to 1) higher health care and various tax expenses, 2) a higher ratio of SG&A to revenues for the Company's less mature stores, 3) an increased level of incentive compensation and 4) higher preopening costs.

The increases in SG&A were partially offset by 1) a lower level of SG&A as a percentage of revenues for the Company's more mature stores due, in part, to various cost reduction strategies initiated by the Company, 2) lower catalogue production and circulation costs due to the elimination of certain unprofitable catalogues by Direct Marketing and 3) higher income earned in connection with the Company's credit card portfolio.

Segment operating earnings. Operating earnings for the Specialty Retail Stores segment were \$170.5 million in 2002 compared to \$201.0 million in 2001. This decrease was primarily the result of lower sales and an increase in both buying and occupancy expenses and SG&A expenses as a percentage of revenues derived from the Company's less mature stores in 2002. Operating earnings for Direct Marketing increased to \$22.8 million in 2002 from \$11.1 million in 2001 primarily as a result of an improvement in the operating performance of the Company's online operations and the elimination of certain unprofitable catalogues. Operating losses reported as Other were \$19.0 million compared to losses of \$8.7 million in 2001. The increase in loss related to Other was primarily due to lower earnings for the Brand Development companies as a result of a decline in earnings at Kate Spade LLC and increased expenses for professional fees, medical expenses and incentive compensation.

Effect of change in vacation policy. During the third quarter of 2002, the Company terminated its prior vacation plan and the Board of Directors of the Company approved a new policy related to vacation pay for its employees. The new policy was communicated to employees during the third quarter of 2002. Pursuant to the new policy, which was effective as of April 28, 2002, eligible employees earn vacation pay ratably over the course of the year in which the services are rendered.

Pursuant to the previous plan, eligible employees received an annual vacation grant at the beginning of each service year. Such grants were made in anticipation of future service; however, eligible employees were allowed to take vacation time to the extent of the vacation grant as of the grant date. Further, in the event of termination, an employee was entitled to receive cash compensation to the extent of the untaken balance of the annual grant. As a result, the Company recorded vacation expense ratably over the twelve months prior to each annual grant such that the liability for the annual grant was fully recorded as of the grant date.

With the termination of the prior vacation plan, the previously recorded vacation liability of $16.6 million, which amount represented the vacation time that would have been granted to employees on April 28, 2002 pursuant to the previous plan, was eliminated and credited to operating earnings in the third quarter of 2002.

Impairment and other charges. In the fourth quarter of 2002, the Company recorded a $3.1 million pretax impairment charge. The charge related to the write-down of the net carrying values of the fixed assets of three Kate Spade LLC stores to estimated fair value.

In the third quarter of 2002, the Company recorded an $8.2 million pretax impairment charge. The charge related to 1) the write-off of the remaining net carrying value of its cost method investment in WeddingChannel.com, Inc. in light of its continued operating losses, 2) the write-down of the carrying values of the fixed assets of two Neiman Marcus Galleries stores to estimated fair value and 3) the accrual of the estimated loss associated with the abandonment of excess warehouse space held by the Company pursuant to a long-term operating lease. In the second quarter of 2002, the Company incurred expenses of approximately $2.0 million in connection with certain cost reduction strategies. These expenses consisted primarily of severance costs and lease termination expenses incurred in connection with the closing of the Neiman Marcus Galleries store in Seattle, Washington.

Interest expense net. Interest expense was $15.4 million for 2002 compared to $15.2 million for 2001. The increase in net interest expense of $0.2 million was primarily due to increased interest costs associated with borrowings on the Company's Revolving Credit Facility in the second quarter of 2002 and by lower investment interest income offset, in part, by an increase in capitalized interest charges associated with store development.

Income taxes. The Company's effective income tax rate was 38 percent in both 2002 and 2001.

Liquidity and Capital Resources

The Company's cash requirements consist principally of 1) the funding of its merchandise purchases, 2) capital expenditures for new store growth, store renovations and upgrades of its management information systems, 3) debt service requirements and 4) obligations related to its Pension Plan. The Company's working capital requirements fluctuate during the year, increasing substantially during the fall season as a result of higher planned seasonal inventory levels.

Net cash provided by operating activities was $169.0 million for 2003 compared to net cash provided by operating activities of $212.4 million for the prior year period. Despite an increase in net earnings (before the non-cash impact of the accounting change in the first quarter of 2003), cash provided by operating activities decreased by approximately $43.4 million compared to the prior year period. This decrease was primarily the result of a higher net investment in inventory (inventory less accounts payables) and increased funding of the Company's Pension Plan compared to the prior year period. A significant portion of the higher net investment in inventories in the current year relates to the two new Neiman Marcus stores and two new clearance stores opened since the beginning of 2003.

Net cash used for investing activities was $134.0 million for 2003 and $137.1 million for 2002. The net cash used for investing activities decreased in 2003 principally as a result of decreased capital expenditures and an increase in retained accounts receivable.

The Company's capital expenditures in 2003 primarily included costs related to the construction of new stores and the renovation of existing stores. Capital expenditures were $100.0 million in 2003 and $149.2 million in 2002. In 2003, major projects included store renovations in San Francisco, California; Las Vegas, Nevada; and Newport Beach, California and the construction of new stores in Orlando, Florida and Coral Gables, Florida and upgrades and replacement of certain store and financial systems. In 2003, the Company implemented various financial and non-merchandise procurement modules of Oracle to replace previous systems, began the rollout of a new point-of-sale system in the Company's retail stores and implemented a new system for the procurement of foreign merchandise. The Company currently projects capital expenditures for 2004 to be approximately $150 million to $160 million primarily for store renovations and upgrades to information systems.

Net cash used for financing activities was $6.8 million in 2003. Net cash provided by financing activities was $6.1 million in 2002. In 2003, the Company borrowed and repaid $80 million on the Company's revolving credit facility to fund seasonal working capital requirements and repurchased approximately $15.0 million of the Company's stock during the second quarter of 2003 pursuant to the Company's stock repurchase program. During 2002, the Company borrowed and repaid $130 million on the Company's revolving credit facility to fund seasonal working capital requirements.

The Company's primary sources of short-term liquidity are comprised of cash on hand and availability under its $300 million revolving credit facility. As of August 2, 2003, the Company had cash and cash equivalents of $207.0 million and no outstanding borrowings under the Company's $300 million unsecured revolving credit facility. The Company's cash and cash equivalents consisted principally of invested cash and store operating cash. At August 3, 2002, the Company had cash and cash equivalents of $178.6 million and no outstanding borrowings under the Company's previous $450 million unsecured revolving credit facility. The amount of cash on hand and borrowings under the credit facility are influenced by a number of factors, including sales, retained accounts receivable, inventory levels, vendor terms, the level of capital expenditures, cash requirements related to financing instruments, Pension Plan funding obligations and the Company's tax payment obligations, among others.

Financing Structure

The Company's major sources of funds are comprised of vendor financing, a $300 million revolving credit agreement, $125 million senior unsecured notes, $125 million senior unsecured debentures, a $225 million securitization program, operating leases and capital leases.

Effective August 26, 2002, the Company entered into a three-year unsecured revolving credit agreement (the Credit Agreement) with a group of eleven banks that provides for borrowings of up to $300 million. The Company has two types of borrowing options under the Credit Agreement, a "committed" borrowing or a "competitive bid" borrowing. The rate of interest payable under a "committed" borrowing is based on one of two pricing options selected by the Company, the level of outstanding borrowings and the rating of the Company's senior unsecured long-term debt by Moody's and Standard & Poor's. The pricing options available to the Company under a "committed" borrowing are based on either LIBOR plus 0.400 percent to 1.625 percent or a "base" rate, based on the higher of the Prime Rate or 0.500 percent plus the Federal Funds Rate, plus a "base" rate margin of up to 0.625 percent. The rate of interest payable under a "competitive bid" borrowing is based on one of two pricing options selected by the Company. The pricing options are based on either LIBOR plus a competitive bid margin or an absolute rate, both determined in the competitive auction process. Changes in the ratings of the senior unsecured long-term debt do not represent an event of default, accelerate repayment of any outstanding borrowings or alter any other terms of the Credit Agreement. The Credit Agreement contains covenants that require the Company to maintain certain leverage and fixed charge ratios. At August 2, 2003, the Company had no borrowings outstanding under its unsecured credit facility.

The Company also has an uncommitted money market lending arrangement of $25 million in place with one of its lending banks. The arrangement expires on September 20, 2004 and as of August 2, 2003, the Company had no borrowings outstanding under this arrangement.

In May 1998, the Company issued $250 million of unsecured senior notes and debentures to the public. The debt is comprised of $125 million of 6.65 percent senior notes, due 2008 and $125 million of 7.125 percent senior debentures, due 2028. Interest on the securities is payable semiannually. Based upon quoted prices, the fair value of the Company's senior notes and debentures was $265.0 million as of August 2, 2003 and $249.9 million as of August 3, 2002.

In prior years, the Company's Board of Directors authorized various stock repurchase programs and increases in the number of shares subject to repurchase. During the second quarter of 2003, the Company repurchased 524,177 shares at an average purchase price of $28.65. As of August 2, 2003, approximately 1.4 million shares remained available for repurchase under the Company's stock repurchase programs.

The estimated significant contractual cash obligations and other commercial commitments at August 2, 2003 are summarized in the following table:

		Payments Due By Period			
(in thousands)	Total	Fiscal Year 2004	Fiscal Years 2005–2006	Fiscal Years 2007–2008	Fiscal Year 2009 and Beyond
Contractual obligations					
Senior notes	$ 125,000	$ —	$ —	$ 125,000	$ —
Senior debentures	125,000	—	—	—	125,000
Capital lease obligations	1,700	1,100	600	—	—
Operating lease obligations	780,300	44,600	84,500	72,100	579,100
Construction commitments	8,600	7,800	800	—	—
NMG Credit Card Master Trust Class A Certificates	225,000	—	225,000	—	—
	$ 1,265,600	$ 53,500	$ 310,900	$ 197,100	$ 704,100

		Amount of Commitment Expiration Period			
	Total	Fiscal Year 2004	Fiscal Years 2005–2006	Fiscal Years 2007–2008	Fiscal Year 2009 and Beyond
Other commercial commitments					
Revolving credit facility:					
Outstanding commitment at August 2, 2003	$ 300,000	$ —	$ 300,000	$ —	$ —
Money market lending facility	25,000	—	25,000	—	—
Letters of credit	8,500	8,400	100	—	—
Surety bonds	2,700	2,100	600	—	—
	$ 336,200	$ 10,500	$ 325,700	$ —	$ —

The Company's other principal commercial commitments are comprised of Pension Plan funding obligations, short-term merchandise purchase commitments, common area maintenance costs, tax and insurance obligations and contingent rent payments. Substantially all of the Company's merchandise purchase commitments are cancelable up to 30 days prior to the vendor's scheduled shipment date.

At August 1, 2003 (the most recent measurement date), the Company's actuarially calculated projected benefit obligation was $245.0 million and the fair value of the assets was $183.0 million resulting in an underfunded status of $62.0 million. In addition, the Company was required to record an additional minimum pension liability of $39.3 million and reduce shareholders' equity, net of taxes, by $23.8 million during 2003. These adjustments did not affect the Company's reported earnings or Pension Plan funding requirements.

When funding is required, the Company's policy is to contribute amounts that are deductible for federal income tax purposes. In the third quarter of 2003, the Company made a required contribution of $11.5 million and a voluntary contribution of $13.5 million to the Pension Plan for the plan year ended July 31, 2002. In addition, the Company made contributions of $5.8 million in 2003 for the plan year ending July 31, 2003. Based upon currently available information, the Company will not be required to make an additional contribution to the Pension Plan for the plan year ending July 31, 2003.

While the Company's contributions to the Pension Plan exceed the minimum funding requirements under ERISA and IRS rules and regulations, the significant decrease in the U.S. equity and bond markets during recent years contributed substantially to the underfunded status. To the extent the U.S. equity and bond markets do not recover or continue to deteriorate, the Company's cash funding requirements will increase. The Company expects to generate adequate cash flows from operating activities to meet the Pension Plan funding requirements. The Company anticipates that Pension Plan expense, which was approximately $10.1 million in 2003, will increase by approximately $6.0 million in 2004.

The Company had cumulative unrecognized expense for the Pension Plan of $76.5 million at August 1, 2003 primarily related to the delayed recognition of differences between the Company's actuarial assumptions and actual results, which has contributed to the $62.0 million underfunded status of the Pension Plan at August 1, 2003.

Management believes that operating cash flows, currently available vendor financing and amounts available pursuant to its Credit Agreement and its credit card securitization program should be sufficient to fund the Company's operations, debt service, Pension Plan funding requirements, contractual obligations and commitments and currently anticipated capital expenditure requirements through the end of 2004.

Off-balance Sheet Arrangements

Pursuant to a revolving credit card securitization program, the Company transfers substantially all of its credit card receivables to a wholly-owned subsidiary, Neiman Marcus Funding Corporation, which in turn sells such receivables to the Neiman Marcus Credit Card Master Trust (Trust). The Trust issued $225 million certificates representing undivided interests in the credit card receivables to both third-party investors (Sold Interests) and to the Company (Retained Interests). The Retained Interests are shown as "Undivided interests in NMG Credit Card Master Trust" on the Company's consolidated balance sheets. In order to maintain the committed level of securitized assets, cash collections on the securitized receivables are used by the Trust to purchase new credit card balances from the Company in accordance with the terms of the revolving credit card securitization program.

Beginning in April 2005, cash collections will be used by the Trust to repay the principal balance of the Class A Certificates in six monthly installments of $37.5 million (Amortization Period). As a result of certain provisions in the securitization agreement, the Company holds certain rights to repurchase the Class A Certificates (Repurchase Option) subsequent to the commencement of the Amortization Period and, therefore, has the ability to regain effective control over the credit card receivables held by the Trust at the time the Repurchase Option becomes exercisable. The Company currently believes that the Repurchase Option will become exercisable in September 2005 and that the revolving transfers of credit card receivables to the Trust will cease to qualify for off-balance sheet sales type treatment beginning in December 2003, the date when the contractual life of the transferred receivables is estimated to extend to September 2005 when the Repurchase Option becomes exercisable.

As a result, transfers to the Trust subsequent to December 2003 will be accounted for as secured borrowings. Based upon historical information, the Company believes that the $225 million of receivables representing the Sold Interests and the $225 million obligation for the Class A certificates will be brought back onto the Company's consolidated balance sheet over a four month period beginning in December 2003 during which time the Company will incur an incremental loss of approximately $6 to $7 million.

The Company's securitization of credit card receivables is more fully described in Note 2 of the Notes to Consolidated Financial Statements.

Inflation and Deflation

The Company believes changes in revenues and net earnings that have resulted from inflation or deflation have not been material during the periods presented. The Company attempts to offset the effects of inflation, which has occurred in recent years in SG&A, through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets. The Company attempts to offset the effects of merchandise deflation, which has occurred on a limited basis in recent years, through control of expenses. There is no assurance, however, that inflation or deflation will not materially affect the Company in the future.

Seasonality

The Company's business, like that of most retailers, is subject to seasonal influences, with a disproportionately higher level of revenues and net earnings realized during the fall season, which includes the second quarter holiday selling season. In light of these patterns, SG&A expenses are typically higher as a percentage of net revenues during the first, third and fourth quarters of each year, and working capital needs are greater in the first and second quarters of each year. The increases in working capital needs during the first and second quarters have typically been financed with cash flows from operations, borrowings under the Company's Credit Agreement and cash provided from the Company's proprietary credit card securitization program.

Quantitative and Qualitative Disclosures About Market Risk

The market risk inherent in the Company's financial instruments represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. The Company does not enter into derivative financial instruments for trading purposes. The Company seeks to manage exposure to adverse interest rate changes through its normal operating and financing activities. The Company is exposed to interest rate risk through its securitization and borrowing activities, which are described in Notes 2 and 5 to the Consolidated Financial Statements.

As of August 2, 2003, the Company had no borrowings outstanding under its revolving Credit Agreement. Future borrowings under the Company's revolving Credit Agreement, to the extent of outstanding borrowings, would be affected by interest rate changes.

The Company's outstanding long-term debt as of August 2, 2003 is at fixed interest rates and would not be affected by interest rate changes. Based upon quoted prices, the fair value of the Company's senior notes and debentures was $265.0 million as of August 2, 2003 and $249.9 million as of August 3, 2002.

Pursuant to a proprietary credit card securitization program that begins to expire in September 2005, the Company sold substantially all of its credit card receivables through a subsidiary in exchange for certificates representing undivided interests in such receivables. The Class A Certificates, which have an aggregate principal value of $225 million, were sold to investors. The holders of the Class A Certificates are entitled to monthly interest distributions from the Trust at the contractually-defined rate of one month LIBOR plus 0.27 percent annually. The distributions to the Class A Certificate holders are payable from the finance charge income generated by the credit card receivables held by the Trust. At August 2, 2003, the Company estimates a 100 basis point increase in LIBOR would result in an approximate annual decrease of $2.25 million in the pretax income to the Company from its Retained Interests in the credit card portfolio held by the Trust.

The Company uses derivative financial instruments to manage foreign currency risk related to the procurement of merchandise inventories from foreign sources. The Company enters into foreign currency contracts denominated in the euro and British pound. The Company had foreign currency contracts in the form of forward exchange contracts in the amount of approximately $44.3 million as of August 2, 2003 and approximately $32.7 million as of August 3, 2002. The market risk inherent in these instruments was not material to the Company's consolidated financial position, results of operations, or cash flows in 2003.

The effects of changes in the U.S. equity and bond markets serve to increase or decrease the value of Pension Plan assets, resulting in increased or decreased cash funding by the Company. The Company seeks to manage exposure to adverse equity and bond returns by maintaining diversified investment portfolios and utilizing professional investment managers.

Based on a review of the Company's financial instruments outstanding at August 2, 2003 that are sensitive to market risks, the Company has determined that there was no material market risk exposure to the Company's consolidated financial position, results of operations, or cash flows as of such date.

Consolidated Balance Sheets

(in thousands, except shares)	August 2, 2003	August 3, 2002
Assets		
Current Assets		
Cash and cash equivalents	$ 206,950	$ 178,638
Undivided interests in NMG Credit Card Master Trust	243,145	208,602
Accounts receivable	22,595	19,778
Merchandise inventories	687,062	656,844
Deferred income taxes	17,586	17,746
Other current assets	68,783	46,018
Total Current Assets	1,246,121	1,127,626
Property and Equipment		
Land, buildings and improvements	598,471	558,330
Fixtures and equipment	631,393	507,289
Construction in progress	110,475	177,721
	1,340,339	1,243,340
Less accumulated depreciation and amortization	666,154	590,174
Property and Equipment, Net	674,185	653,166
Other Assets, Net	114,124	126,754
Total Assets	$2,034,430	$1,907,546
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes payable and current maturities of long-term liabilities	$ 1,241	$ 1,098
Accounts payable	262,909	257,560
Accrued liabilities	266,259	259,800
Total Current Liabilities	530,409	518,458
Long-term Liabilities		
Notes and debentures	249,733	249,710
Other long-term liabilities	108,234	75,222
Deferred income taxes	—	2,251
Total Long-term Liabilities	357,967	327,183
Minority Interest	8,206	6,592
Commitments and Contingencies		
Common Stocks		
Class A Common Stock – $.01 par value; Authorized – 100 million shares; Issued 28,214,114 shares and 28,029,763 shares	282	280
Class B Common Stock – $.01 par value; Authorized – 100 million shares; Issued 19,666,933 shares and 19,941,835 shares	197	200
Additional Paid-in Capital	458,520	443,788
Accumulated Other Comprehensive (Loss) Income	(25,573)	906
Retained Earnings	719,442	610,139
Treasury Stock (524,177 shares, at cost)	(15,020)	—
Total Shareholders' Equity	1,137,848	1,055,313
Total Liabilities and Shareholders' Equity	$2,034,430	$1,907,546

See Notes to Consolidated Financial Statements.

Consolidated Statements of Earnings

(in thousands, except per share data)	Years Ended August 2, 2003	August 3, 2002	July 28, 2001
Revenues	**$3,098,124**	$2,948,332	$3,015,534
Cost of goods sold including buying and occupancy costs	**2,073,579**	1,997,378	2,020,954
Selling, general and administrative expenses	**802,435**	776,647	791,189
Effect of change in vacation policy	**—**	(16,576)	—
Impairment and other charges	**—**	13,233	9,763
Operating earnings	**222,110**	177,650	193,628
Interest expense, net	**16,270**	15,406	15,188
Earnings before income taxes, minority interest and change in accounting principle	**205,840**	162,244	178,440
Income taxes	**79,248**	61,653	67,807
Earnings before minority interest and change in accounting principle	**126,592**	100,591	110,633
Minority interest in net earnings of subsidiaries	**(2,488)**	(1,017)	(3,149)
Earnings before change in accounting principle	**124,104**	99,574	107,484
Change in accounting principle – writedown of intangible assets, net of taxes	**(14,801)**	—	—
Net earnings	**$ 109,303**	$ 99,574	$ 107,484
Weighted average number of common and common equivalent shares outstanding:			
Basic	**47,462**	47,444	47,120
Diluted	**47,795**	47,835	47,586
Basic earnings per share:			
Earnings before change in accounting principle	**$ 2.61**	$ 2.10	$ 2.28
Change in accounting principle	**(0.31)**	—	—
Basic earnings per share	**$ 2.30**	$ 2.10	$ 2.28
Diluted earnings per share:			
Earnings before change in accounting principle	**$ 2.60**	$ 2.08	$ 2.26
Change in accounting principle	**(0.31)**	—	—
Diluted earnings per share	**$ 2.29**	$ 2.08	$ 2.26

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	August 2, 2003	August 3, 2002	July 28, 2001
	Years Ended		
Cash Flows – Operating Activities			
Net earnings	$ 109,303	$ 99,574	$ 107,484
Change in accounting – non-cash writedown of intangible assets, net of taxes	14,801	—	—
Earnings before change in accounting principle	124,104	99,574	107,484
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	78,976	76,809	73,104
Amortization of intangible assets	—	5,284	5,905
Deferred income taxes	7,444	(10,335)	(11,784)
Effect of change in vacation policy	—	(16,576)	—
Impairment and other charges	—	13,233	9,763
Minority interest	2,488	1,017	3,149
Other – primarily costs related to defined benefit pension and other long-term benefit plans	24,189	13,987	(211)
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(2,817)	929	(1,428)
Increase in merchandise inventories	(30,218)	(7,977)	(73,523)
(Increase) decrease in other current assets	(22,135)	2,402	13,251
Increase in accounts payable and accrued liabilities	17,770	34,047	6,177
Funding of defined benefit pension plan	(30,760)	—	—
Net Cash Provided by Operating Activities	169,041	212,394	131,887
Cash Flows – Investing Activities			
Capital expenditures	(99,994)	(149,246)	(119,987)
Transactions related to undivided interests in NMG Credit Card Master Trust:			
Purchases of held-to-maturity securities	(956,390)	(946,936)	(997,863)
Maturities of held-to-maturity securities	922,427	959,051	988,727
Net Cash Used for Investing Activities	(133,957)	(137,131)	(129,123)
Cash Flows – Financing Activities			
Proceeds from borrowings	81,051	130,240	—
Repayment of debt	(81,051)	(130,000)	(80,000)
Acquisition of treasury stock	(15,020)	—	—
Distributions paid	(2,432)	(1,688)	(7,320)
Proceeds from exercises of stock options and restricted stock grants	10,680	7,532	6,125
Other equity activities	—	—	337
Net Cash (Used For) Provided by Financing Activities	(6,772)	6,084	(80,858)
Cash and Cash Equivalents			
Increase (decrease) during the year	28,312	81,347	(78,094)
Beginning balance	178,638	97,291	175,385
Ending balance	$ 206,950	$ 178,638	$ 97,291
Supplemental Schedule of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 18,071	$ 18,434	$ 15,772
Income taxes	$ 61,860	$ 62,858	$ 76,462

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(in thousands)	Common Stocks Class A	Common Stocks Class B	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at July 29, 2000	$275	$200	$422,186	$ —	$403,081	$ —	$ 825,742
Issuance of 299 shares under stock option plan	3	—	6,122	—	—	—	6,125
Other equity transactions	—	—	4,418	—	—	—	4,418
Comprehensive income:							
Net earnings	—	—	—	—	107,484	—	107,484
Unrealized loss on financial instruments, net of tax	—	—	—	(1,029)	—	—	(1,029)
Total comprehensive income							106,455
Balance at July 28, 2001	278	200	432,726	(1,029)	510,565	—	942,740
Issuance of 339 shares under stock option plan	3	—	7,529	—	—	—	7,532
Other equity transactions	(1)	—	3,533	—	—	—	3,532
Comprehensive income:							
Net earnings	—	—	—	—	99,574	—	99,574
Unrealized gain on financial instruments, net of tax	—	—	—	1,945	—	—	1,945
Other, net of tax	—	—	—	(10)	—	—	(10)
Total comprehensive income							101,509
Balance at August 3, 2002	280	200	443,788	906	610,139	—	1,055,313
Issuance of 392 shares under stock option plan	4	—	10,676	—	—	—	10,680
Acquisition of treasury stock	—	—	—	—	—	(15,020)	(15,020)
Other equity transactions	(2)	(3)	4,056	—	—	—	4,051
Comprehensive income:							
Net earnings	—	—	—	—	109,303	—	109,303
Unrealized loss on financial instruments, net of tax	—	—	—	(172)	—	—	(172)
Minimum pension liability, net of tax	—	—	—	(26,744)	—	—	(26,744)
Other, net of tax	—	—	—	437	—	—	437
Total comprehensive income	—	—	—	—	—	—	82,824
Balance at August 2, 2003	$282	$197	$458,520	$(25,573)	$719,442	$(15,020)	$1,137,848

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of The Neiman Marcus Group, Inc. and subsidiaries (the Company) have been prepared in accordance with generally accepted accounting principles. The Company's businesses consist of specialty retail stores, primarily Neiman Marcus Stores and Bergdorf Goodman, and Neiman Marcus Direct, the Company's direct marketing operation.

The Company owns a 51 percent interest in Gurwitch Products, LLC, which distributes and markets the Laura Mercier cosmetic line, and a 56 percent interest in Kate Spade LLC, a manufacturer and retailer of high-end designer handbags and accessories. All significant intercompany accounts and transactions have been eliminated.

The Company's fiscal year ends on the Saturday closest to July 31. All references to 2003 relate to the fifty-two weeks ended August 2, 2003; all references to 2002 relate to the fifty-three weeks ended August 3, 2002 and all references to 2001 relate to the fifty-two weeks ended July 28, 2001. All references to 2004 relate to the fifty-two weeks ending on July 31, 2004.

In the opinion of management, the accompanying consolidated financial statements contain all adjustments, consisting of normal recurring adjustments (as well as a change in accounting principle in 2003 as more fully described in Note 3, the change in vacation policy in 2002 as more fully described in Note 10, and impairment and other charges in 2002 as more fully described in Note 11), necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented.

Certain prior period balances have been reclassified to conform to the current period presentation.

Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and assumptions affect amounts of assets, liabilities, revenues and expenses and the disclosure of gain and loss contingencies at the date of the consolidated financial statements. The amounts currently estimated by the Company are subject to change if different assumptions as to the outcome of future events were made. The Company evaluates its estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management makes adjustments to its assumptions and judgments when facts and circumstances dictate. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used by the Company in preparing the accompanying financial statements.

Cash and Cash Equivalents. Cash and cash equivalents primarily consist of cash on hand in the stores, deposits with banks and overnight investments with banks and financial institutions. Cash equivalents are stated at cost, which approximates fair value. The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable includes

$48.9 million of outstanding checks not yet presented for payment at August 2, 2003 and $43.6 million at August 3, 2002.

Proprietary Credit Card Program and Credit Risk. The Company extends credit to certain of its customers pursuant to its proprietary retail credit card program. Concentration of credit risk with respect to the credit card receivables is limited due to the large number of customers to whom the Company extends credit. Ongoing credit evaluations of customers' financial conditions are performed and collateral is not required as a condition of extending credit.

Undivided Interests in NMG Credit Card Master Trust. The Company utilizes a credit card securitization program as part of its overall funding strategy. The securitization program allows the Company to benefit from a lower cost of borrowing than it would otherwise enjoy. Under the securitization program, the Company transfers substantially all of its proprietary credit card receivables to a wholly-owned subsidiary, Neiman Marcus Funding Corporation, which in turn sells such receivables to the NMG Credit Card Master Trust (the Trust). The Trust is a "qualifying" special purpose entity and, therefore, is not consolidated in the preparation of the Company's consolidated financial statements.

The Trust has issued $225 million of certificates (Class A Certificates) representing undivided interests in the credit card portfolio to third-party investors (Sold Interests). In addition, the Company holds various certificates issued by the Trust representing its undivided interests in the credit card portfolio (Retained Interests) and rights to certain residual cash flows comprised of excess finance charge collections (IO Strip). Pursuant to applicable accounting principles, the Company's current securitization program qualifies for sale treatment related to the Sold Interests. As a result, the Company recognizes a gain or loss equal to the difference between the consideration received for the Sold Interests and the allocated cost basis of the receivables sold.

The Retained Interests are shown as "Undivided interests in NMG Credit Card Master Trust" on the Company's consolidated balance sheets. Recourse to the Company with respect to the sale of credit card receivables is limited to the Retained Interests held by the Company. The certificates representing the Retained Interests are securities that the Company intends to "hold to maturity" and are carried at amortized cost. The IO Strip is treated as an "available-for-sale" security and is carried at its estimated fair value. Changes in the fair value of the IO Strip are reflected as a component of other comprehensive income. Such amounts, approximated a gain of $0.6 million ($0.4 million, net of tax) as of August 2, 2003. All income, net of related expenses, pertaining to both the Sold Interests and the Retained Interests are reflected as a reduction of selling, general and administrative expenses in the Company's consolidated statements of earnings.

Income is recorded on the Retained Interests and the IO Strip on the basis of their estimated effective yield to maturity. The Retained Interests and the IO Strip are also evaluated for impairment and are deemed to have suffered an other-than-temporary impairment if their fair values have declined below amortized cost and the discounted value of the remaining future cash flows has decreased from the prior period, when holding the discount rate constant. If the assets are deemed impaired, they are written down to fair value, which establishes a new cost basis, with a corresponding charge to earnings.

Determining the fair value of the Sold and Retained Interests requires estimates related to: 1) the gross future finance charge collections to be generated by the total credit card portfolio; 2) future finance charge collections allocable to the Sold Interests; 3) future credit losses and 4) discount rates. Items that were considered in making judgments and preparing estimates and factors that might lead to future variations in consolidated financial results in the event of differences between actual and estimated results are as follows:

* Finance charge income is billed at a contractual rate monthly and warrants little judgment or estimation. The expected credit card customer payment rate is based on historical payment rates adjusted for recent payment rate trends. To the extent credit card customers pay off their balances sooner than estimated, the income earned by the Company may decrease. Conversely, should the credit card customers pay off balances over a longer period of time, the income earned by the Company may increase.
* The finance charge collections are estimated using the current portfolio yield experience and estimated short-term interest rates over the estimated life of the receivables. To the extent current portfolio yield experience decreases and short-term interest rates increase beyond the estimates, the finance charge collections may be reduced.
* Credit losses expected from the portfolio are based on historical write-off rates, adjusted for recent write-off trends and management's outlook of future trends. To the extent there are positive or negative factors affecting the credit card customers' ability or intent to pay off the outstanding balance (e.g., level of discretionary income, level of consumer debt, bankruptcy legislation), the actual bad debts to be realized could exceed or be less than the amounts estimated. Credit losses in excess of those estimated reduce the income earned by the Company. Conversely, credit losses less than those estimated increase the income earned by the Company.
* The assumed cash flow discount rates are based on prevailing market interest rates and management's estimate of an appropriate risk premium for each respective Retained Interest. The actual discount rates used are subject to interest rate fluctuations.

The most sensitive assumptions in calculating the fair values are the credit card customers' payment rate, the estimate for credit losses, relative interest spreads and the assumed cash flow discount rates. Assumptions related to the future performance of the Company's credit card portfolio have a significant impact on the calculation of the gain or loss on the sale of the Sold Interests, the carrying values of the Retained Interests and the recognition of income on the Retained Interests.

Accounts Receivable. Accounts receivable primarily consist of the Company's third-party credit card receivables and the net trade receivables of Gurwitch Products, LLC and Kate Spade LLC.

Merchandise Inventories and Cost Of Goods Sold. The Company utilizes the retail method of accounting for substantially all of its merchandise inventories. Merchandise inventories are stated at the lower of cost or market. The retail inventory method is widely used in the retail industry due to its practicality.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of sales at the time the retail value of the inventory is lowered through the use of markdowns. Hence, earnings are negatively impacted when merchandise is marked down.

The Company's sales activities are conducted during two primary selling seasons — Fall and Spring. The Fall selling season is conducted primarily in the Company's first and second quarters and the Spring selling season is conducted primarily in the third and fourth quarters. During each season, the Company records markdowns to reduce the retail value of its inventories. Factors considered in determining markdowns include current and anticipated demand, customer preferences, age of merchandise and fashion trends. During the season, the Company records both temporary and permanent markdowns. Temporary markdowns are recorded at the time of sale and reduce the retail value of only the goods sold. Permanent markdowns are designated for clearance activity and reduce the retail value of all goods subject to markdown that are held by the Company. At the end of each selling season, the Company records permanent markdowns for clearance goods remaining in ending inventory.

The areas requiring significant management judgment related to the valuation of the Company's inventories include 1) setting the original retail value for the merchandise held for sale, 2) recognizing merchandise for which the customer's perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value and 3) estimating the shrinkage that has occurred between physical inventory counts. These judgments and estimates, coupled with the averaging processes within the retail method can, under certain circumstances, produce varying financial results. Factors that can lead to different financial results include 1) setting original retail values for merchandise held for sale incorrectly, 2) failure to identify a decline in perceived value of inventories and process the appropriate retail value markdowns and 3) overly optimistic or conservative shrinkage estimates. The Company believes it has the appropriate merchandise valuation and pricing controls in place to minimize the risk that its inventory values would be materially misstated.

Consistent with industry business practice, the Company receives allowances from certain of its vendors in support of the merchandise purchased by the Company for resale. Certain allowances are received to reimburse the Company for markdowns taken and/or to support the gross margins earned by the Company in connection with the sales of the vendor's merchandise. These allowances are recognized as an increase to gross margin when the allowances are earned by the Company and approved by the vendor. Other allowances received by the Company represent reductions to the amounts paid by the Company to acquire the merchandise. These allowances reduce the cost of the acquired merchandise and are recognized as an increase to gross margin at the time the goods are sold. The amounts of vendor reimbursements received by the Company did not have a significant impact on the year-over-year change in gross margin in 2003, 2002 or 2001.

The Company obtains certain merchandise, primarily precious jewelry, on a consignment basis in order to expand its product assortment. Consignment merchandise with a cost basis of approximately $214.0 million at August 2, 2003 and approximately $233.0 million at August 3, 2002 is not reflected in the consolidated balance sheets.

Forward Exchange Contracts. The Company enters into forward exchange contracts to hedge forecasted inventory purchases denominated in foreign currencies for periods and amounts consistent with the Company's identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on cash flows. The forward exchange contracts represent derivative instruments and are recorded at fair value in the accompanying consolidated financial statements.

Gains and losses related to the Company's foreign currency exchange contracts that qualify as hedges are deferred and recognized in cost of goods sold in the period the inventory is sold.

As of August 2, 2003, the Company had foreign currency contracts in the form of forward exchange contracts in the amount of approximately $44.3 million. The contracts have varying maturity dates through August 2004. The settlement terms of the forward contracts, including amount, currency and maturity, correspond with the payment terms for purchases of merchandise inventories. These contracts have been designated and accounted for as cash flow hedges.

At August 2, 2003, the fair value of the Company's outstanding foreign currency exchange contracts was an asset of approximately $0.6 million. This amount, net of taxes ($0.4 million), is reflected in comprehensive income in the accompanying consolidated statements of shareholders' equity.

Long-lived Assets. Property and equipment are stated at historical cost less accumulated depreciation. For financial reporting purposes, depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 10 to 30 years while fixtures and equipment are depreciated over 2 to 15 years. Costs incurred for the development of internal computer software are capitalized and amortized using the straight-line method over 3 to 10 years.

The Company receives contributions from developers and merchandise vendors to fund building improvements and the construction of vendor boutiques in the Company's retail stores. Such contributions are netted against the Company's capital expenditures and aggregated $35.2 million in 2003, $25.9 million in 2002 and $14.3 million in 2001.

To the extent the Company remodels or otherwise replaces or disposes of property and equipment prior to the end of their assigned depreciable lives, the Company could realize a loss or gain on the disposition. To the extent assets continue to be used beyond their assigned depreciable lives, no depreciation expense is incurred. The Company reassesses the depreciable lives in an effort to reduce the risk of significant losses or gains at disposition and utilization of assets with no depreciation charges. The reassessment of depreciable lives involves utilizing historical remodel and disposition activity and forward-looking capital expenditure plans.

Recoverability of the carrying value of store assets is assessed annually and upon the occurrence of certain events (e.g., opening a new store near an existing store or announcing plans for a store closing). The recoverability assessment requires judgment and estimates for future store generated cash flows. The underlying estimates for cash flows include estimates for future sales, gross margin rates and store expenses and are based upon the stores' past and expected future performance. New stores may require two to five years to develop a customer base necessary to generate the cash flows of the Company's more mature stores. To the extent management's estimates for sales growth and gross margin improvement are not realized, future annual assessments could result in impairment charges.

Recoverability of goodwill and intangible assets is assessed annually and upon the occurrence of certain events. The recoverability assessment requires management to make judgments and estimates regarding the fair values. The fair values are determined using estimated future cash flows, including growth assumptions for future sales, gross margin rates and other estimates. To the extent that management's estimates are not realized, future assessments could result in impairment charges.

Benefit Plans. The Company sponsors a noncontributory defined benefit pension plan (Pension Plan) covering substantially all full-time employees. In calculating its pension obligations and related pension expense, the Company makes various assumptions and estimates, after consulting with outside actuaries and advisors. The annual determination of pension expense involves calculating the estimated total benefit ultimately payable to Pension Plan participants and allocates this cost to the periods in which services are expected to be rendered. The Company uses the projected unit credit method in recognizing pension liabilities. The Pension Plan is valued annually as of the beginning of each fiscal year.

Significant assumptions related to the calculation of the Company's pension obligations include the discount rate used to calculate the actuarial present value of benefit obligations to be paid in the future, the expected long-term rate of return on assets held by the Pension Plan and the average rate of compensation increase by Pension Plan participants. These actuarial assumptions are reviewed annually based upon currently available information.

Self-insurance and Other Employee Benefit Reserves. Management uses estimates in the determination of the required accruals for general liability, workers' compensation and health insurance as well as short-term disability, supplemental executive retirement benefits and postretirement health care benefits. These estimates are based upon an examination of historical trends, industry claims experience and, in certain cases, calculations performed by third-party experts. Projected claims information may change in the future and may require management to revise these accruals.

Other Long-term Liabilities. Other long-term liabilities consist primarily of certain employee benefit obligations, postretirement health care benefit obligations and the liability for scheduled rent increases.

Revenues. Revenues include sales of merchandise and services, net commissions earned from leased departments in the Company's retail stores and shipping and handling revenues related to merchandise sold. Revenues from the Company's retail operations are recognized at the later of the point of sale or the delivery of goods to the customer. Revenues from the Company's direct marketing operation are recognized when the merchandise is delivered to the customer. The Company maintains reserves for anticipated sales returns primarily based on the Company's historical trends related to returns by its retail and direct marketing customers.

Buying and Occupancy Costs. The Company's buying costs consist primarily of salaries and expenses incurred by the Company's merchandising and buying operations. Occupancy costs primarily include rent, depreciation, property taxes and operating costs of the Company's retail and distribution facilities.

Selling, General and Administrative Expenses. Selling, general and administrative expenses are comprised principally of the costs related to employee compensation and benefits in the selling and administrative support areas, preopening expenses, advertising and catalogue costs, loyalty program costs, insurance expense and income and expenses related to the Company's credit card portfolio.

The Company receives allowances from certain merchandise vendors in conjunction with compensation programs for employees who sell the vendors' merchandise. These allowances are netted against the related compensation expense incurred by the Company. Amounts received from vendors related to compensation programs were $41.1 million in 2003, $37.0 million in 2002 and $33.5 million in 2001.

Preopening Expenses. Preopening expenses primarily consist of payroll and related media costs incurred in connection with new and replacement store openings and are expensed when incurred. Preopening expenses were $8.0 million for 2003, $5.2 million for 2002 and $2.2 million for 2001.

Advertising and Catalogue Costs. The Company's direct response advertising relates primarily to the production, printing and distribution of catalogues. These costs are amortized during the periods the expected revenues from such catalogues are expected to be generated, generally three to six months. Deferred direct response advertising amounts included in other current assets in the consolidated balance sheets were $11.0 million as of August 2, 2003 and $7.1 million as of August 3, 2002. All other advertising costs, including costs incurred by the Company's online operations related to website design and advertising, are expensed in the period incurred. Net advertising expenses were $113.7 million in 2003, $110.3 million in 2002 and $113.9 million in 2001.

Consistent with industry practice, the Company receives advertising allowances from certain of its merchandise vendors. Substantially all the advertising allowances received represent reimbursements of direct, specific and incremental costs incurred by the Company to promote the vendor's merchandise in connection with the Company's various advertising programs, primarily catalogues and other print media. As a result, these allowances are recorded as a reduction of the Company's advertising costs included in the selling, general and administrative expenses when earned. Vendor allowances earned and recorded as a reduction to selling, general and administrative expenses aggregated approximately $53.2 million in 2003, $49.8 million in 2002 and $55.5 million in 2001.

Beginning in the third quarter of 2003, the Company began to record the portion of advertising allowances received by the Company not representing the reimbursement of direct, specific and incremental advertising costs as a reduction of the cost of merchandise purchased in accordance with the provisions of Emerging Issues Task Force Issue (EITF) 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." Under the new rules, these allowances are realized and recorded by the Company as a reduction of cost of goods sold in the periods in which the goods are sold. These allowances were previously recorded as a reduction of selling, general and administrative expenses when received.

The Company believes that the impact of the accounting change related to the implementation of the provisions of EITF 02-16 does not have a material impact on the year-to-year comparison of its operating results for 2003 compared to 2002.

Loyalty Programs. The Company maintains customer loyalty programs in which customers receive points annually for qualifying purchases. Upon reaching certain levels, customers may redeem their points for gifts. Generally, points earned in a given year must be redeemed no later than ninety days subsequent to the end of the annual program period. The Company accrues the estimated costs of the anticipated redemptions of the points earned by its customers at the time of the initial customer purchase and charges such costs to selling, general and administrative expense. The estimates of the costs associated with the loyalty programs require the Company to make assumptions related to customer purchasing levels, redemption rates and costs of awards to be chosen by its customers.

Stock-Based Compensation. The Company accounts for stock-based compensation awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to

Employees," and related interpretations. Accordingly, no compensation expense has been recognized for stock options since all options granted had an exercise price equal to the market value of the Company's common stock on the grant date.

The following table illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation using the Black-Scholes option-pricing model for 2003, 2002 and 2001:

	Years Ended		
(in thousands, except per share data)	August 2, 2003	August 3, 2002	July 28, 2001
Net earnings:			
As reported	$ 109,303	$ 99,574	$ 107,484
Less: stock-based employee compensation expense determined under fair value based method, net of related taxes	(7,847)	(6,542)	(6,337)
Pro forma	$ 101,456	$ 93,032	$ 101,147
Basic earnings per share:			
As reported	$ 2.30	$ 2.10	$ 2.28
Pro forma	$ 2.14	$ 1.96	$ 2.15
Diluted earnings per share:			
As reported	$ 2.29	$ 2.08	$ 2.26
Pro forma	$ 2.12	$ 1.94	$ 2.13

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2003, 2002 and 2001:

	Years Ended		
	August 2, 2003	August 3, 2002	July 28, 2001
Expected life (years)	5	7	7
Expected volatility	36.6%	40.7%	37.6%
Risk-free interest rate	3.0%	5.4%	5.5%

The weighted-average fair value of options granted was $11.40 in 2003, $12.73 in 2002 and $17.80 in 2001.

The effects on pro forma net earnings and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net earnings for future periods due to such factors as the vesting periods of stock options and the potential issuance of additional stock options in future years. In addition, the Black-Scholes option-pricing model has inherent limitations in calculating the fair value of stock options for which no active market exists since the model does not consider the inability to sell or transfer options, vesting requirements and a reduced exercise period upon termination of employment — all of which would reduce the fair value of the options.

Income Taxes. The Company is routinely under audit by federal, state or local authorities in the areas of income taxes. These audits include questioning the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company accrues charges for probable exposures. Based on its annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, the Company's effective tax rate in a given financial statement period could be materially impacted.

Basic and Diluted Net Income Per Share. Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. The dilutive effect of stock options and other common stock equivalents, including contingently returnable shares, is included in the calculation of diluted earnings per share using the treasury stock method.

Note 2. Securitization of Credit Card Receivables

Pursuant to a revolving credit card securitization program, the Company transfers substantially all of its credit card receivables to a wholly-owned subsidiary, Neiman Marcus Funding Corporation, which in turn sells such receivables to the Trust. The Trust has issued certificates representing undivided interests in the credit card receivables to both third-party investors (Sold Interests) and to the Company (Retained Interests).

The Company continues to service the credit card receivables and receives a contractually defined servicing fee. Total credit card receivables held by the Trust and serviced by the Company aggregated $471.0 million as of August 2, 2003. Servicing fees earned by the Company were $6.3 million in each of 2003 and 2002.

The Sold Interests are represented by Class A Certificates, aggregating $225 million at face value. The holders of the Class A Certificates are entitled to monthly interest distributions at the contractually-defined rate of one month LIBOR plus 0.27 percent annually. The distributions to the Class A Certificate holders are payable from the finance charge income generated by the credit card receivables held by the Trust.

The Retained Interests held by the Company are represented by the Class B Certificate ($23.8 million face value), the Class C Certificate ($68.2 million face value) and the Seller's Certificate (representing the excess of the total receivables sold to the Trust over the Sold Interests and the Class B and Class C Certificates). Pursuant to the terms of the Trust, the Company's rights to payments with respect to the Class B Certificate, the Class C Certificate, the Seller's Certificate and the IO Strip are subordinated to the rights of the holders of the Class A Certificates. As a result, the credit quality of the Class A Certificates is enhanced, thereby lowering the interest cost paid by the Trust on the Class A Certificates. The Company's credit risk associated with the Trust is limited to the carrying value of the Retained Assets.

In order to maintain the committed level of securitized assets, cash collections on the securitized receivables are used by the Trust to purchase new credit card balances from the Company in accordance with the terms of the revolving credit card securitization program. Beginning in April 2005, cash collections will be used by the Trust to repay the principal balance of the Class A Certificates in six monthly installments of $37.5 million (Amortization Period). As a result of certain provisions in the securitization agreement, the Company holds certain rights to repurchase the Class A Certificates (Repurchase Option) subsequent to the commencement of the Amortization Period and, therefore, has the ability to regain effective control over the credit card receivables held by the Trust at the time the Repurchase Option becomes exercisable. The Company currently believes that the Repurchase Option will become exercisable in September 2005 and that the revolving transfers of credit card receivables to the Trust will cease to qualify for off-balance sheet sales type treatment beginning in December 2003, the date when the contractual life of the transferred receivables is estimated to extend to September 2005.

As a result, transfers to the Trust subsequent to December 2003 will be accounted for as secured borrowings. Based upon historical information, the Company believes that the $225 million of receivables representing the Sold Interests and the $225 million obligation for the Class A certificates will be brought back onto the Company's consolidated balance sheet over a four month period beginning in December 2003 during which time the Company will incur an incremental loss of approximately $6 to $7 million.

The table below summarizes the principal amount of cash flows received by the Company from the Trust:

	Years Ended	
(in millions)	**August 2, 2003**	August 3, 2002
Collections used by the Trust to purchase receivable balances	$1,719.9	$1,721.0
Cash flow received related to the IO Strip	$ 46.0	$ 44.7

The table below provides historical credit card delinquencies and net credit losses:

(in millions, except percentages)	**August 2, 2003**	August 3, 2002
Total face value of receivables	$ 471.0	$ 437.1
Delinquent principal over 90 days	1.8%	1.5%
Annual credit losses (net of recoveries)	$ 14.3	$ 15.9

The fair value for the Retained Interests is estimated using a discounted cash flow model. Management uses key economic assumptions in projecting future cash flows and determining the fair value of its Retained Interests. Key assumptions relate to the average life of the receivables, anticipated credit losses, relative interest spreads and the appropriate market discount rate.

The key economic assumptions used in measuring the fair value of the Retained Interests and IO Strip (weighted based on principal amounts) are as follows:

	August 2, 2003	Range During Fiscal Year 2003
Weighted average life of receivables (in months)	4	4
Expected credit losses (annualized percent)	0.79%	0.67% – 0.79%
Net interest spread	16.36%	14.73% – 17.45%
Discount rate (weighted average)	5.95%	5.95% – 5.97%

At August 2, 2003, the key economic assumptions and sensitivity of the current fair value of Retained Interests to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows (in millions):

Weighted Average Life (months)	
Impact on fair value of 10 percent adverse change	$ (0.7)
Impact on fair value of 20 percent adverse change	$ (1.1)
Expected Credit Losses (annual rate)	
Impact on fair value of 10 percent adverse change	$ (0.9)
Impact on fair value of 20 percent adverse change	$ (1.9)
Net Interest Spread	
Impact on fair value of 10 percent adverse change	$ (1.4)
Impact on fair value of 20 percent adverse change	$ (2.7)
Discount Rate (weighted average rate)	
Impact on fair value of 10 percent adverse change	$ (0.6)
Impact on fair value of 20 percent adverse change	$ (1.2)

These sensitivities are hypothetical in nature and are presented for illustrative purposes only. Changes in fair value based on a change in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The changes in assumptions presented above were calculated without changing any other assumptions. In actuality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities.

While the Company's securitization program qualifies for sales treatment related to the Sold Interests, the following table compares the amounts recorded by the Company as of August 2, 2003 and for 2003 to those that would have been recorded had the securitization program not qualified for sales treatment and was accounted for as an on-balance sheet financing:

(in millions)	Amounts Recorded	Pro forma — On-Balance Sheet Financing
Assets:		
Undivided interests in NMG Credit Card Master Trust	$ 243.1	$ —
Accounts receivable	22.6	484.0
Long-term liability:		
Borrowings pursuant to credit card securitization program	$ —	$ 225.0
Income:		
Finance charge income	$ —	$ 70.6
Gains on sales of Sold Interests	7.1	—
Income from Retained Interests, net	39.9	—
Servicing fee income	6.3	—
Expenses:		
Interest expense on Class A Certificates	—	(3.9)
Bad debt expense, net	—	(14.3)

Note 3. Goodwill and Intangible Assets

The significant components of goodwill and intangible assets, included in other assets in the accompanying consolidated balance sheets, are as follows:

(in thousands)	**August 2, 2003**	August 3, 2002
Goodwill	**$ 23,747**	$ 33,202
Trademarks	**68,797**	126,654
	92,544	159,856
Accumulated amortization	**—**	(42,432)
Goodwill and trademarks, net	**$ 92,544**	$ 117,424

The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" as of the beginning of the first quarter of 2003. SFAS No. 142 established a new fair value-based accounting model for the valuation of goodwill and indefinite-lived intangible assets recorded in connection with business combinations. Pursuant to the provisions of SFAS No. 142, goodwill and indefinite-lived intangible assets are measured for impairment by applying a fair value-based test at least annually and are not amortized.

In connection with the adoption of the provisions of SFAS No. 142, the Company engaged third party appraisal experts to assist with the determination of the fair value of its goodwill and intangible assets. Fair value was determined using a discounted cash flow methodology. For each of the Company's operating segments, a summary of the intangible assets recorded by the Company as of the beginning of the first quarter of 2003 in accordance with the cost-based accounting model established by previous accounting principles and the adjustments required during 2003 in accordance with the fair value model of SFAS No. 142 are as follows:

(in thousands)	Carrying Value at August 4, 2002	SFAS No. 142 Adjustments At Adoption	SFAS No. 142 Adjustments During 2003	Adjusted Carrying Value
Direct Marketing				
Goodwill	$ 23,747	$ —	$ —	$ 23,747
Indefinite-lived tradenames	60,732	(24,066)	(814)	35,852
Other				
Indefinite-lived tradenames	32,945	—	—	32,945
	$ 117,424	$ (24,066)	$ (814)	$ 92,544

The $24.1 million writedown in the carrying value of the indefinite-lived intangible assets of the Company's Direct Marketing segment required upon adoption of SFAS No. 142 is reflected as a change in accounting principle ($14.8 million, net of taxes) in the accompanying consolidated statements of earnings. The additional writedown of $0.8 million was required in 2003 based upon current estimates of future cash flows and is included in selling, general and administrative expenses.

The Company ceased amortization of its goodwill and indefinite-lived intangible assets as of the beginning of 2003. Amortization expense was approximately $5.3 million for 2002 and reduced diluted earnings per share by $0.07 for the period. Amortization expense was approximately $5.9 million for 2001 and reduced diluted earnings per share by $0.08 for the period.

Note 4. Accrued Liabilities

The significant components of accrued liabilities are as follows:

(in thousands)	**August 2, 2003**	August 3, 2002
Accrued salaries and related liabilities	**$ 43,704**	$ 33,993
Self-insurance reserves	**34,897**	31,991
Amounts due customers	**36,770**	40,882
Income taxes payable	**28,994**	31,489
Sales returns	**26,674**	24,162
Sales tax	**21,341**	25,127
Loyalty program liability	**11,514**	7,066
Other	**62,365**	65,090
Total	**$ 266,259**	$ 259,800

Note 5. Long-term Debt

The significant components of the Company's notes and debentures are as follows:

(in thousands)	Interest Rate	August 2, 2003	August 3, 2002
Revolving credit facility	Variable	$ —	$ —
Senior unsecured notes	6.65%	124,926	124,910
Senior unsecured debentures	7.125%	124,807	124,800
Total		$249,733	$249,710

Effective August 26, 2002, the Company entered into a three-year unsecured revolving credit agreement (the Credit Agreement) with a group of eleven banks that provides for borrowings of up to $300 million. The Company has two types of borrowing options under the Credit Agreement, a "committed" borrowing or a "competitive bid" borrowing. The rate of interest payable under a "committed" borrowing is based on one of two pricing options selected by the Company, the level of outstanding borrowings and the rating of the Company's senior unsecured long-term debt by Moody's and Standard & Poor's. The pricing options available to the Company under a "committed" borrowing are based on either LIBOR plus 0.400 percent to 1.625 percent or a "base" rate, based on the higher of the Prime Rate or 0.500 percent plus the Federal Funds Rate, plus a "base" rate margin of up to 0.625 percent. The rate of interest payable under a "competitive bid" borrowing is based on one of two pricing options selected by the Company. The pricing options are based on either LIBOR plus a competitive bid margin or an absolute rate, both determined in the competitive auction process. Changes in the ratings of the senior unsecured long-term debt do not represent an event of default, accelerate repayment of any outstanding borrowings or alter any other terms of the Credit Agreement. The Credit Agreement contains covenants that require the Company to maintain certain leverage and fixed charge ratios. At August 2, 2003, the Company had no borrowings outstanding under its unsecured credit facility.

The Company also has an uncommitted money market lending arrangement of $25 million in place with one of its lending banks. The arrangement expires on September 20, 2004 and as of August 2, 2003, the Company had no borrowings outstanding under this arrangement.

In May 1998, the Company issued $250 million of unsecured senior notes and debentures to the public. The debt is comprised of $125 million of 6.65 percent senior notes, due 2008 and $125 million of 7.125 percent senior debentures, due 2028. Interest on the securities is payable semiannually. Based upon quoted prices, the fair value of the Company's senior notes and debentures aggregated $265.0 million as of August 2, 2003 and $249.9 million as of August 3, 2002.

The significant components of interest expense are as follows:

	Years Ended		
(in thousands)	August 2, 2003	August 3, 2002	July 28, 2001
Revolving credit facility	$ 430	$ 1,532	$ 933
Senior notes	8,308	8,468	8,308
Senior debentures	8,904	9,075	8,904
Debt issue cost amortization and other	1,298	2,008	2,520
Total interest expense	$18,940	$21,083	$20,665
Less:			
Interest income	$ 1,245	$ 2,561	$ 3,523
Capitalized interest	1,425	3,116	1,954
Interest expense, net	$16,270	$15,406	$15,188

Note 6. Common Shareholders' Equity

Authorized Capital. On September 15, 1999, the shareholders of the Company approved a proposal to amend the Company's Restated Certificate of Incorporation to increase the Company's authorized capital to 250 million shares of common stock consisting of 100 million shares of Class A Common Stock, 100 million shares of Class B Common Stock, 50 million shares of a new Class C Common Stock (having one-tenth [1/10] of one vote per share) and 50 million shares of preferred stock.

Common Stock. Common stock is entitled to dividends if and when declared by the Board of Directors and each share of Class A and Class B Common Stock outstanding carries one vote. Holders of Class A Common Stock have the right to elect up to 18 percent of the Board of Directors and holders of Class B Common Stock have the right to elect at least 82 percent of the Board of Directors. The Class A Common Stock and Class B Common Stock are identical in all other respects. Holders of common stock have no cumulative voting, conversion, redemption or preemptive rights.

Shareholder Rights Plan. In October 1999, the Company adopted a shareholder rights plan designed to ensure that its shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers and other abusive takeover tactics to gain control of the Company without paying all shareholders a fair price. The rights plan was not adopted in response to any specific takeover proposal.

Under the rights plan, one right (Right) is attached to each share of The Neiman Marcus Group, Inc. Class A, Class B and Class C Common Stock. Each Right will entitle the holder to purchase one one-thousandth of a share of a corresponding series of participating preferred stock, with a par value of $.01 per share, at an exercise price of $100.00 per one one-thousandth of a share of such series. The Rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of 15 percent or more of the shares of Class B Common Stock or 15 percent or more of total number of shares of Common Stock outstanding. The Rights expire on October 6, 2009 if not earlier redeemed or exchanged.

Executive Stock Purchase Loan Plan. Effective July 30, 2002, the Executive Stock Purchase Loan Plan (Loan Plan) was terminated. Prior to termination, the Company had previously made loans in accordance with the provisions of the Loan Plan to certain executive officers to acquire shares of common stock in the open market pursuant to stock option exercises or to discharge certain tax liabilities incurred in connection with the exercise of stock options and the release of restrictions on previous grants of restricted common stock. The loans are secured by a pledge of the purchased shares and bear interest at an annual rate of 5.0 percent, payable quarterly. Pursuant to the terms of the Loan Plan, each executive officer's loan will become due and payable seven months after his or her employment with the Company terminates. Loans outstanding were $0.6 million and $1.2 million as of August 2, 2003 and August 3, 2002, respectively. The Company made no new executive stock purchase loans in 2002 or 2003.

Common Stock Incentive Plans. The Company has established common stock incentive plans allowing for the granting of stock options, stock appreciation rights and stock-based awards to its employees. Compensation cost for restricted stock is recognized on a straight-line basis over the expected life of the award with the offsetting entry to additional paid-in capital. For performance accelerated restricted stock, the expected life is determined based on management's best estimate of the number of years from the grant date to the date at which it is probable that the performance targets will be met (four or five years, depending on the grant). Compensation cost is calculated as if all instruments granted that are subject only to a service requirement will vest.

The Company previously adopted the 1997 Incentive Plan (1997 Plan) which is currently used for grants of equity-based awards to employees. All outstanding equity-based awards at August 2, 2003 were granted under the Company's 1997 Plan and the 1987 Stock Incentive Plan. At August 2, 2003, there were 2.6 million shares of common stock available for grant under the 1997 Plan.

In 2003, the Company made stock-based awards in the form of 1) restricted stock awards for which there was no exercise price payable by the employee and 2) purchased restricted stock awards for which the exercise price was equal to 50 percent of the fair value of the Company's common stock on the date of grant. The restricted stock and purchased restricted stock awards aggregated 105,110 shares of restricted common stock at a weighted-average fair value of $21.47 as of the grant date. The Company did not make any restricted stock grants in 2002 or in 2001. Compensation expense related to restricted stock grants was $2.4 million in 2003, $2.4 million in 2002 and $3.0 million in 2001.

A summary of the status of the Company's 1997 and 1987 Stock Incentive Plans as of August 2, 2003, August 3, 2002 and July 28, 2001 and changes during the fiscal years ended on those dates are presented in the following table:

	August 2, 2003		August 3, 2002		July 28, 2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,894,300	$28.59	2,753,900	$28.78	2,277,100	$24.28
Granted	822,525	30.93	542,500	24.50	1,064,500	35.44
Exercised	(392,300)	25.96	(338,550)	23.52	(299,070)	20.85
Canceled	(244,820)	28.93	(63,550)	27.48	(288,630)	26.17
Outstanding at end of year	3,079,705	$29.54	2,894,300	$28.59	2,753,900	$28.78
Exercisable at year end	1,012,790	$29.39	834,570	$28.39	699,480	$25.09

Options outstanding at August 2, 2003 were granted at prices (not less than 100 percent of the fair market value on the date of the grant) varying from $11.63 to $36.50. Options granted during 2003 cliff vest on the third anniversary of the grant and expire six years from the grant date. Options granted prior to 2003 vest ratably over five years and expire after ten years. There were 150 employees with options outstanding at August 2, 2003.

The following table summarizes information about the Company's stock options as of August 2, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding at August 2, 2003	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares Outstanding at August 2, 2003	Weighted-Average Exercise Price
$11.63 – $15.38	9,600	1.5	$14.76	9,600	$14.76
$22.94 – $24.94	1,088,480	6.8	$24.00	398,190	$23.90
$25.94 – $32.94	1,150,625	5.2	$30.59	258,200	$30.43
$33.38 – $36.50	831,000	6.7	$35.51	346,800	$35.31
$11.63 – $36.50	3,079,705	6.2	$29.54	1,012,790	$29.39

Spin-off from Harcourt General, Inc. On October 22, 1999, Harcourt General, Inc. (Harcourt General) completed the spin-off of its controlling equity position in the Company in a tax-free distribution to its shareholders (Spin-off). Harcourt General distributed approximately 21.4 million of its approximately 26.4 million shares of the Company's common stock and subsequently divested itself entirely of any holdings in the Company's common stock. Each common shareholder of Harcourt General received 0.3013 of a share of Class B Common Stock of the Company for every share of Harcourt General Common Stock and Class B Stock held on October 12, 1999, which was the record date for the distribution. This transaction had no impact on the reported equity of the Company.

The Company and Harcourt General were parties to an agreement pursuant to which Harcourt General provided certain management, accounting, financial, legal, tax and other corporate services to the Company. The fees for these services were based on Harcourt General's costs and were subject to the approval of a special review committee of the Board of Directors of the Company who were independent of Harcourt General. The agreement with Harcourt General was terminated effective May 14, 2001. The termination of the agreement with Harcourt General did not have a material effect on the Company's results of operations. There were no charges to the Company in 2003 or 2002. Charges to the Company amounted to $5.2 million in 2001.

The Company is required to indemnify Harcourt General, and each entity of the consolidated group of which Harcourt General is a member, against all federal, state and local taxes incurred by Harcourt General or any member of such group as a result of the failure of the Spin-off to qualify as a tax-free transaction under Section 355(a) of the Internal Revenue Service Code (Code) or the application of Section 355(e). The obligation to indemnify occurs only if the Company takes action which is inconsistent with any representation or statement made to the Internal Revenue Service in connection with the request by Harcourt General for a ruling letter in respect to the Spin-off and as to certain tax aspects of the Spin-off, or if within two years after the date of the Spin-off the Company 1) fails to maintain its status as a company engaged in the active conduct of a trade or business, as defined in Section 355(b) of the Code, 2) merges or consolidates with or into any other corporation, 3) liquidates or partially liquidates, 4) sells or transfers all or substantially all of its assets in a single transaction or a series of related transactions, 5) redeems or otherwise repurchases any Company stock subject to certain exceptions, or 6) takes any other action or actions which in the aggregate would have the effect of causing or permitting one or more persons to acquire, directly or indirectly, stock representing a 50 percent or greater interest in the Company. The Company's obligation to indemnify Harcourt General and its consolidated group shall not apply if, prior to taking any such action the Company has obtained and provided to Harcourt General a written opinion from a law firm acceptable to Harcourt General, or Harcourt General has obtained a supplemental ruling from the Internal Revenue Service, that such action or actions will not result in either (i) the Spin-off failing to qualify under Section 355(a) of the Code, or (ii) the Company's shares failing to qualify as qualified property for purposes of Section 355(c)(2) of the Code by reason of Section 355(e) of the Code.

Note 7. Stock Repurchase Program

In prior years, the Company's Board of Directors authorized various stock repurchase programs and increases in the number of shares subject to repurchase. During the second quarter of 2003, the Company repurchased 524,177 shares at an average purchase price of $28.65. During 2002 and 2001, there were no stock repurchases under the stock repurchase program. As of August 2, 2003, approximately 1.4 million shares remain available for repurchase under the Company's stock repurchase programs.

Note 8. Income Taxes

The significant components of income tax expense are as follows:

(in thousands)	Years Ended August 2, 2003	August 3, 2002	July 28, 2001
Current:			
Federal	$64,758	$ 67,015	$ 73,278
State	6,854	4,837	6,313
Foreign	192	136	—
	71,804	71,988	79,591
Deferred:			
Federal	6,944	(9,620)	(10,878)
State	500	(715)	(906)
	7,444	(10,335)	(11,784)
Income tax expense	$79,248	$ 61,653	$ 67,807

A reconciliation of income tax expense to the amount calculated based on the federal and state statutory rates are as follows:

(in thousands)	Years Ended August 2, 2003	August 3, 2002	July 28, 2001
Income tax expense at statutory rate	$72,044	$ 56,785	$ 62,454
State income taxes, net of federal income tax benefit	7,354	4,122	5,407
Other	(150)	746	(54)
Total	$79,248	$ 61,653	$ 67,807

The Company's effective income tax rate was 38.5 percent in 2003, 38.0 percent in both 2002 and 2001.

Significant components of the Company's net deferred income tax asset are as follows:

(in thousands)	August 2, 2003	August 3, 2002
Deferred income tax assets:		
Accruals and reserves	$ 29,096	$ 34,124
Employee benefits	41,079	27,933
Other	1,845	1,372
Total deferred tax assets	$ 72,020	$ 63,429
Deferred income tax liabilities:		
Inventory	$ (6,602)	$ (2,627)
Depreciation and amortization	(36,803)	(40,229)
Other	(3,714)	(5,078)
Total deferred tax liabilities	(47,119)	(47,934)
Net deferred income tax asset	$ 24,901	$ 15,495
Net deferred income tax asset:		
Current	$ 17,586	$ 17,746
Non-current	7,315	(2,251)
Total	$ 24,901	$ 15,495

The net deferred tax asset increased by $9.4 million in 2003 due to deferred tax benefits of $16.8 million (related primarily to the recording of an additional minimum pension liability of $39.3 million) credited to shareholders' equity, offset by a $7.4 million deferred tax provision charged to earnings. The net deferred tax asset increased by $9.1 million in 2002 due to deferred tax benefits of $10.3 million credited to earnings and a deferred tax provision of $1.2 million charged to shareholders' equity. The Company believes it is more likely than not that it will realize the recorded deferred tax assets through future taxable earnings.

Note 9. Employee Benefit Plans

The Company sponsors a defined benefit Pension Plan covering substantially all full-time employees. The Company also sponsors an unfunded supplemental executive retirement plan (SERP Plan) which provides certain employees additional pension benefits. Benefits under both plans are based on the employees' years of service and compensation over defined periods of employment. When funding is required, the Company's policy is to contribute amounts that are deductible for federal income tax purposes. Pension Plan assets consist primarily of equity and fixed income securities.

The components of pension expense for the Pension Plan are as follows:

	Years Ended		
(in thousands)	August 2, 2003	August 3, 2002	July 28, 2001
Service cost	$ 9,110	$ 8,422	$ 6,740
Interest cost	15,196	13,571	12,037
Expected return on plan assets	(14,591)	(14,389)	(15,718)
Net amortization of losses (gains) and prior service costs	407	283	(289)
Pension Plan expense	$ 10,122	$ 7,887	$ 2,770

The components of the SERP Plan expense are as follows:

	Years Ended		
(in thousands)	August 2, 2003	August 3, 2002	July 28, 2001
Service cost	$ 1,159	$ 961	$ 838
Interest cost	3,700	3,199	2,942
Net amortization of losses and prior service costs	1,181	200	695
SERP Plan expense	$ 6,040	$ 4,360	$ 4,475

Retirees and active employees hired prior to March 1, 1989 are eligible for certain limited postretirement health care benefits (Postretirement Plan) if they have met certain service and minimum age requirements. The cost of these benefits is accrued during the years in which an employee provides services. The Company paid postretirement health care benefit claims of $2.3 million during 2003, $1.7 million during 2002 and $1.8 million during 2001.

The components of Postretirement Plan expense are as follows:

	Years Ended		
(in thousands)	August 2, 2003	August 3, 2002	July 28, 2001
Service cost	$ 92	$ 86	$ 65
Interest cost	1,614	1,214	723
Net amortization and deferral	322	—	(447)
Postretirement expense	$ 2,028	$ 1,300	$ 341

The changes in the benefit obligations and the reconciliations of the funded status of the Company's Pension Plan, SERP Plan and Postretirement Plan to the consolidated balance sheets are as follows:

(in thousands)	Pension Plan 2003	Pension Plan 2002	SERP Plan 2003	SERP Plan 2002	Postretirement Plan 2003	Postretirement Plan 2002
Projected benefit obligations at beginning of year	$ 197,599	$ 178,061	$ 46,480	$ 43,564	$ 22,924	$ 17,392
Service cost	9,110	8,422	1,159	961	92	86
Interest cost	15,196	13,571	3,700	3,199	1,614	1,214
Plan amendments	—	—	—	—	—	295
Actuarial loss (gain)	29,446	3,462	7,665	(205)	2,035	5,041
Benefits paid, net	(6,354)	(5,917)	(1,366)	(1,039)	(1,758)	(1,104)
Projected benefit obligations at end of year	$ 244,997	$ 197,599	$ 57,638	$ 46,480	$ 24,907	$ 22,924

Change in the assets held by the Pension Plan in 2003 and 2002 are as follows:

(in thousands)	Pension Plan 2003	Pension Plan 2002
Fair value of assets at beginning of year	$ 145,945	$ 167,982
Actual return on assets	12,692	(16,119)
Company contributions	30,760	—
Benefits paid	(6,353)	(5,918)
Fair value of assets at end of year	$ 183,044	$ 145,945

The funded status of the Company's employee benefit plans is as follows:

(in thousands)	Pension Plan 2003	Pension Plan 2002	SERP Plan 2003	SERP Plan 2002	Postretirement Plan 2003	Postretirement Plan 2002
Excess of projected benefit obligation over fair value of plan assets	$ (61,953)	$ (51,653)	$ (57,638)	$ (46,480)	$ (24,907)	$ (22,924)
Unrecognized net actuarial loss	75,921	45,239	13,285	6,233	7,643	5,884
Unrecognized prior service (income) cost	(223)	(791)	3,934	4,502	250	295
Unrecognized net obligation at transition	785	1,099	—	—	—	—
Asset (liability) recognized in the consolidated balance sheets	$ 14,530	$ (6,106)	$ (40,419)	$ (35,745)	$ (17,014)	$ (16,745)

The Company's employee benefit plan obligations and the funded status of such plans are recognized in the Company's consolidated balance sheets as follows:

(in thousands)	Pension Plan 2003	Pension Plan 2002	SERP Plan 2003	SERP Plan 2002	Postretirement Plan 2003	Postretirement Plan 2002
Accrued benefit obligation	$ (24,790)	$ (6,106)	$ (49,082)	$ (35,745)	$ (17,014)	$ (16,745)
Intangible asset	562	—	3,934	—	—	—
Accumulated other comprehensive loss	38,758	—	4,729	—	—	—
Net amount recognized at balance sheet date	$ 14,530	$ (6,106)	$ (40,419)	$ (35,745)	$ (17,014)	$ (16,745)

In 2003, the Company was required to record additional minimum liabilities of $39.3 million related to the Pension Plan and $8.7 million related to the SERP Plan. In recording the additional minimum liabilities, the Company reduced shareholders' equity by $43.5 million ($26.7 million, net of tax).

At August 1, 2003, the projected benefit obligation of the Pension Plan exceeded the plan's assets by $62.0 million. The underfunded status is reflected in the Company's consolidated balance sheet as follows:

Prepaid pension contribution reflected in the consolidated balance sheet and not yet charged to expense	$ 14,530
Liability charged to shareholders' equity and not yet recognized in expense	(38,758)
Liability reflected in other assets and not yet charged to expense	(562)
Unrecognized liability not yet recognized in expense	(37,163)
Underfunded status at August 1, 2003	$(61,953)

The Company had cumulative unrecognized expense for the Pension Plan of $76.5 million at August 1, 2003 primarily related to the delayed recognition of differences between the Company's actuarial assumptions and actual results, which has contributed to the $62.0 million underfunded status of the Pension Plan at August 1, 2003. In addition, the Company had cumulative unrecognized expense for the SERP Plan and Postretirement Plan aggregating $25.1 million at August 1, 2003.

When funding is required, the Company's policy is to contribute amounts that are deductible for federal income tax purposes. In the third quarter of 2003, the Company made a required contribution of $11.5 million and a voluntary contribution of $13.5 million to the Pension Plan for the plan year ended July 31, 2002. In addition, the Company made contributions of $5.8 million in 2003 for the plan year ending July 31, 2003. Based upon currently available information, the Company will not be required to make an additional contribution to the Pension Plan for the plan year ending July 31, 2003.

Significant assumptions related to the calculation of the Company's obligations pursuant to its employee benefit plans include the discount rate used to calculate the actuarial present value of benefit obligations to be paid in the future, the expected long-term rate of return on assets held by the Pension Plan, the average rate of compensation increase by Pension Plan and SERP Plan participants and the health care cost trend rate for the Postretirement Plan. These actuarial assumptions are reviewed annually based upon currently available information. The assumptions utilized by the Company in calculating the projected benefit obligations and periodic expense of its employee benefit plans are as follows:

	August 1, 2003	August 1, 2002	August 1, 2001
Pension Plan:			
Discount rate	6.50%	7.25%	7.25%
Expected long-term rate of return on plan assets	8.00%	8.00%	9.00%
Rate of future compensation increase	4.50%	5.00%	5.00%
SERP Plan:			
Discount rate	6.50%	7.25%	7.25%
Rate of future compensation increase	4.50%	5.00%	5.00%
Postretirement Plan:			
Discount rate	6.50%	7.25%	7.25%
Initial health care cost trend rate	11.00%	12.00%	6.00%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%

The assumed discount rate utilized is based, in part, upon the Moody's Aa corporate bond yield as of the measurement date. The discount rate is utilized principally in calculating the actuarial present value of the Company's obligations and periodic expense pursuant to its employee benefit plans. At August 1, 2003, the discount rate was 6.50 percent. To the extent the discount rate increases or decreases, the Company's Pension Plan obligation is decreased or increased, accordingly.

The estimated effect of a 0.25 percent decrease in the discount rate would increase the Pension Plan obligation by $7.4 million and increase annual Pension Plan expense by $1.2 million. The estimated effect of a 0.25 percent decrease in the discount rate would increase the SERP Plan obligation by $1.5 million and increase the SERP Plan annual expense by $0.2 million. The estimated effect of a 0.25 percent decrease in the discount rate would increase the Postretirement Plan obligation by $0.7 million and increase the Postretirement Plan annual expense by an immaterial amount.

The assumed expected long-term rate of return on assets is the weighted average rate of earnings expected on the funds invested or to be invested to provide for the pension obligation. It is the Company's current policy to invest the Pension Plan assets in equity securities (approximately 60 percent) and in fixed income securities (approximately 40 percent). The Company periodically evaluates the allocation between investment categories of the assets held by the Pension Plan. The expected average long-term rate of return on assets is based principally on the counsel of the Company's outside actuaries and advisors. This rate is utilized primarily in calculating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets realized over the course of a year is greater than the assumed rate, that year's annual pension expense is not affected. Rather this gain reduces future pension expense over a period of approximately 12 to 18 years. To the extent the actual rate of return on assets is less than the assumed rate, that year's annual pension expense is likewise not affected. Rather this loss increases pension expense over approximately 12 to 18 years. During 2003, the Company utilized 8.0 percent as the expected long-term rate of return on plan assets.

The assumed average rate of compensation increase is the average annual compensation increase expected over the remaining employment periods for the participating employees. The Company utilized a rate of 4.5 percent for the periods beginning August 1, 2003. This rate is utilized principally in calculating the pension obligation and annual pension expense. The estimated effect of a 0.25 percent increase in the assumed rate of compensation increase would increase the pension obligation by $1.5 million and increase annual pension expense by $0.4 million. The estimated effect of a 0.25 percent increase in the assumed rate of compensation increase would increase the SERP Plan obligation by $0.7 million and increase the SERP Plan annual expense by $0.2 million.

If the assumed health care trend rate were increased one percentage point, Postretirement Plan costs for 2003 would have been $0.2 million higher and the accumulated postretirement benefit obligation as of August 2, 2003 would have been $2.4 million higher. If the assumed health care trend rate were decreased one percentage point, Postretirement Plan costs for 2003 would have been $0.2 million lower and the accumulated postretirement benefit obligation as of August 2, 2003 would have been $2.1 million lower.

The Company has a qualified defined contribution 401(k) plan, which covers substantially all employees. Employees make contributions to the plan and the Company matches 100 percent of the first 2 percent and 25 percent of the next 4 percent of an employee's contribution up to a maximum of 6 percent of the employee's compensation. Prior to January 1, 2001, the Company matched 65 percent of the first

2 percent and 25 percent of the next 4 percent of an employee's contribution up to a maximum of 6 percent of the employee's compensation. The Company also sponsors an unfunded key employee deferred compensation plan, which provides certain employees additional benefits, a profit sharing and retirement plan for employees of Kate Spade LLC and a qualified defined contribution 401(k) plan for employees of Gurwitch Products, LLC. The Company's aggregate contributions to these plans were approximately $9.3 million for 2003, $8.9 million for 2002 and $6.1 million for 2001. Benefits under the plans are based on the employees' years of service and compensation over defined periods of employment.

Note 10. Effect of Change in Vacation Policy

During the third quarter of 2002, the Company terminated its prior vacation plan and the Board of Directors of the Company approved a new policy related to vacation pay for its employees. The new policy was communicated to employees during the third quarter of 2002. Pursuant to the new policy, which was effective as of April 28, 2002, eligible employees earn vacation pay ratably over the course of the year in which the services are rendered.

Pursuant to the previous plan, eligible employees received an annual vacation grant at the beginning of each service year. Such grants were made in anticipation of future service; however, eligible employees were allowed to take vacation time to the extent of the vacation grant as of the grant date. Further, in the event of termination, an employee was entitled to receive cash compensation to the extent of the untaken balance of the annual grant. As a result, the Company recorded vacation expense ratably over the twelve months prior to each annual grant such that the liability for the annual grant was fully recorded as of the grant date.

With the termination of the prior vacation plan, the previously recorded vacation liability of $16.6 million, which amount represented the vacation time that would have been granted to employees on April 28, 2002 pursuant to the previous plan, was eliminated and credited to operating earnings in the third quarter of 2002.

Note 11. Impairment and Other Charges

In the fourth quarter of 2002, the Company recorded a $3.1 million pretax impairment charge. The charge related to the write-down of the net carrying values of the fixed assets of three Kate Spade LLC stores to estimated fair value.

In the third quarter of 2002, the Company recorded an $8.2 million pretax charge. The charge related to 1) the write-off of the remaining net carrying value of its cost method investment in WeddingChannel.com, Inc. in light of its continued operating losses, 2) the write-down of the carrying values of the fixed assets of two Neiman Marcus Galleries stores to estimated fair value and 3) the accrual of the estimated loss associated with the abandonment of excess warehouse space held by the Company pursuant to a long-term operating lease.

In the second quarter of 2002, the Company incurred expenses of approximately $2.0 million in connection with cost reduction strategies. These expenses consisted primarily of severance costs and lease termination expenses incurred in connection with the closing of the Neiman Marcus Galleries store in Seattle, Washington.

Note 12. Commitments and Contingencies

The Company leases certain property and equipment under various non-cancelable capital and operating leases. The leases provide for monthly fixed amount rentals or contingent rentals based upon sales in excess of stated amounts and normally require the Company to pay real estate taxes, insurance, common area maintenance costs and other occupancy costs. Generally, the leases have primary terms ranging from 1 to 99 years and include renewal options ranging from 5 to 80 years.

Rent expense under operating leases are as follows:

	Years Ended		
(in thousands)	**August 2, 2003**	August 3, 2002	July 28, 2001
Minimum rent	**$41,200**	$37,400	$38,400
Contingent rent	**16,500**	17,000	19,200
Total rent expense	**$57,700**	$54,400	$57,600

Future minimum rental commitments, excluding renewal options, under capital leases and non-cancelable operating leases are as follows: fiscal year 2004 – $45.7 million; fiscal year 2005 – $43.9 million; fiscal year 2006 – $41.2 million; fiscal year 2007 – $37.2 million; fiscal year 2008 – $34.9 million; all years thereafter – $579.1 million.

Common area maintenance costs were $12.5 million for 2003, $10.0 million for 2002 and $10.0 million for 2001.

Litigation. The Company is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of any such suits and claims will have a material adverse effect upon the consolidated results of operations, cash flows or the financial position of the Company.

Letters of Credit. The Company had approximately $8.5 million of outstanding irrevocable letters of credit relating to purchase commitments and insurance and other liabilities at August 2, 2003.

The Company had approximately $2.7 million in surety bonds at August 2, 2003 relating primarily to merchandise imports, state sales tax and utility requirements.

Other. The Company's other principal commercial commitments are comprised of Pension Plan funding obligations, short-term merchandise purchase commitments, short-term construction commitments, common area maintenance costs, tax and insurance obligations and contingent rent payments. Substantially all of the Company's merchandise purchase commitments are cancelable up to 30 days prior to the vendor's scheduled shipment date.

Note 13. Earnings Per Share

The weighted average shares used in computing basic and diluted earnings per share (EPS) are presented in the table below. No adjustments were made to net earnings for the computations of basic and diluted EPS during the periods presented.

	Years Ended		
(in thousands of shares)	**August 2, 2003**	August 3, 2002	July 28, 2001
Weighted average shares outstanding	47,750	47,726	47,479
Less: shares of non-vested restricted stock	(288)	(282)	(359)
Shares for computation of basic EPS	47,462	47,444	47,120
Effect of dilutive stock options and restricted stock	333	391	466
Shares for computation of diluted EPS	47,795	47,835	47,586
Shares represented by antidilutive stock options	1,469	1,223	954

Antidilutive stock options were not included in the computation of diluted EPS because the exercise price of those options was greater than the average market price of the common shares.

Note 14. Comprehensive Income

The components of comprehensive income are as follows:

	Years Ended		
(in thousands)	**August 2, 2003**	August 3, 2002	July 28, 2001
Net earnings	$109,303	$ 99,574	$107,484
Other comprehensive income (loss):			
Unrealized (loss) gain on financial instruments, net of tax	(172)	1,945	(1,029)
Additional minimum pension liability, net of tax	(26,744)	—	—
Other, net of tax	437	(10)	—
Total other comprehensive income (loss)	(26,479)	1,935	(1,029)
Total comprehensive income	$ 82,824	$101,509	$106,455

Note 15. Segment Reporting

The Company has identified two reportable segments: Specialty Retail Stores and Direct Marketing. The Specialty Retail Stores segment includes all Neiman Marcus and Bergdorf Goodman retail stores, including Neiman Marcus clearance stores. The Direct Marketing segment conducts both print catalogue and online operations under the Neiman Marcus, Horchow and Chef's Catalogue brand names. Other includes the operations of Kate Spade LLC and Gurwitch Products, LLC and corporate expenses.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company's senior management evaluates the performance of the Company's assets on a consolidated basis. Interest expense is not allocated by segment.

The following tables set forth the information for the Company's reportable segments:

	Years Ended		
(in thousands)	**August 2, 2003**	August 3, 2002	July 28, 2001
Revenues			
Specialty Retail Stores	**$ 2,524,816**	$ 2,433,195	$ 2,504,806
Direct Marketing[1]	**493,473**	444,019	437,879
Other	**79,835**	71,118	72,849
Total	**$ 3,098,124**	$ 2,948,332	$ 3,015,534
Operating Earnings			
Specialty Retail Stores	**$ 198,201**	$ 170,465	$ 200,986
Direct Marketing[1]	**45,754**	22,835	11,065
Other	**(21,845)**	(18,993)	(8,660)
Subtotal	**222,110**	174,307	203,391
Effect of change in vacation policy	**—**	16,576	—
Impairment and other charges	**—**	(13,233)	(9,763)
Total	**$ 222,110**	$ 177,650	$ 193,628
Capital Expenditures			
Specialty Retail Stores	**$ 91,293**	$ 137,615	$ 105,173
Direct Marketing	**6,761**	10,118	9,879
Other	**1,940**	1,513	4,935
Total	**$ 99,994**	$ 149,246	$ 119,987
Depreciation Expense			
Specialty Retail Stores	**$ 68,153**	$ 66,168	$ 63,098
Direct Marketing	**8,692**	8,321	7,262
Other	**2,131**	2,320	2,744
Total	**$ 78,976**	$ 76,809	$ 73,104

1 Direct Marketing includes the operations of Neiman Marcus Direct, the Company's catalogue and online operations. During 2002, the Company reclassified its Neiman Marcus Online operations to the Direct Marketing Segment from Other. Prior year amounts have been reclassified to conform to the current year presentation.

Note 16. Quarterly Financial Information (Unaudited)

(in millions, except for per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	Year Ended August 2, 2003				
Revenues	$734.1	$938.5	$722.9	$702.7	$3,098.1
Gross profit	280.2	283.9	259.2	201.3	1,024.5
Earnings before change in accounting principle	43.3	32.5	41.1	7.2	124.1
Change in accounting principle	(14.8)	—	—	—	(14.8)
Net earnings	$ 28.5	$ 32.5	$ 41.1	$ 7.2	$ 109.3
Basic earnings per share:					
Earnings before change in accounting principle	$ 0.91	$ 0.68	$ 0.87	$ 0.15	$ 2.61
Change in accounting principle	(0.31)	—	—	—	(0.31)
Basic earnings per share	$ 0.60	$ 0.68	$ 0.87	$ 0.15	$ 2.30
Diluted earnings per share:					
Earnings before change in accounting principle	$ 0.90	$ 0.68	$ 0.87	$ 0.15	$ 2.60
Change in accounting principle	(0.31)	—	—	—	(0.31)
Diluted earnings per share	$ 0.59	$ 0.68	$ 0.87	$ 0.15	$ 2.29

(in millions, except for per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	Year Ended August 3, 2002				
Revenues	$ 681.1	$ 908.1	$ 692.7	$ 666.4	$ 2,948.3
Gross profit	$ 245.3	$ 262.3	$ 251.3	$ 192.1	$ 951.0
Net earnings	$ 23.0	$ 24.3[1]	$ 47.0[2]	$ 5.3[3]	$ 99.6
Earnings per share:					
Basic	$ 0.49	$ 0.51	$ 0.99	$ 0.11	$ 2.10
Diluted	$ 0.48	$ 0.51	$ 0.98	$ 0.11	$ 2.08

1 Net earnings for the second quarter of 2002 reflect a $2.0 million pretax charge in connection with certain cost reduction strategies consisting primarily of severance costs and lease termination expenses incurred in connection with the closing of the Neiman Marcus Galleries store in Seattle, Washington.

2 Net earnings for the third quarter of 2002 reflect a $16.6 million pretax gain from the change in vacation policy made by the Company and an $8.2 million pretax impairment charge related to the write-off of the remaining net carrying value of its cost method investment in WeddingChannel.com, Inc. in light of its continued operating losses, the write-down of the carrying values of the fixed assets of two Neiman Marcus Galleries stores to estimated fair value and the accrual of the estimated loss associated with the abandonment of excess warehouse space held by the Company pursuant to a long-term operating lease.

3 Net earnings for the fourth quarter of 2002 reflect a $3.1 million pretax impairment charge recorded by the Company, which represents the write-down of the net carrying values of the fixed assets of three Kate Spade LLC stores to estimated fair value.

Independent Auditors' Report

Board of Directors and Shareholders
The Neiman Marcus Group, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of The Neiman Marcus Group, Inc. and subsidiaries as of August 2, 2003 and August 3, 2002, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended August 2, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Neiman Marcus Group, Inc. and subsidiaries as of August 2, 2003 and August 3, 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 2, 2003, in conformity with accounting principles generally accepted in the United States of America.

The Company changed its method of accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," for the year ended August 2, 2003, as discussed in Note 3 to the consolidated financial statements.

Deloitte & Touche LLP
Dallas, Texas
September 18, 2003

Statement of Management's Responsibility for Financial Statements

The management of The Neiman Marcus Group, Inc. and its subsidiaries is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Independent Auditors' Report. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company maintains a system of internal controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, financial reviews and a comprehensive program of periodic audits by the internal auditors. The Company also has instituted policies and guidelines which require employees to maintain a high level of ethical standards.

In addition, the Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, the internal auditors and the independent auditors to review internal accounting controls, audit results and accounting principles and practices and annually recommends to the Board of Directors the selection of independent auditors.

Burton M. Tansky
President and
Chief Executive Officer

James E. Skinner
Senior Vice President and
Chief Financial Officer

T. Dale Stapleton
Vice President and Controller

Selected Financial Data

The following selected financial data is qualified in its entirety by the Consolidated Financial Statements of the Company (and the related Notes thereto) and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The operating results and financial position data for each of the fiscal years ended August 2, 2003, August 3, 2002, July 28, 2001, July 29, 2000 and July 31, 1999 have been derived from the Company's audited Consolidated Financial Statements. Additionally, 2002 included fifty-three weeks of operations while the other years presented consist of fifty-two weeks of operations.

	Years Ended				
(in millions, except per share data)	**August 2, 2003**	August 3, 2002	July 28, 2001	July 29, 2000	July 31, 1999
Operating Results					
Revenues	**$3,098.1**	$2,948.3	$3,015.5	$2,926.4	$2,580.4
Gross margin	**1,024.5**	951.0	994.6	1,008.1	831.6
Operating earnings	**222.1**	177.7[1]	193.6[2]	248.4	182.6
Earnings before income taxes, minority interest and change in accounting principle	**205.8**	162.2	178.4	223.0	157.6
Net earnings	**$ 109.3**	$ 99.6	$ 107.5	$ 134.0	$ 94.9
Basic earnings per share:					
Earnings before change in accounting principle	**$ 2.61**	$ 2.10	$ 2.28	$ 2.77	$ 1.93
Change in accounting principle – writedown of intangible assets, net of taxes	**(0.31)**	—	—	—	—
Basic earnings per share	**$ 2.30**	$ 2.10	$ 2.28	$ 2.77	$ 1.93
Diluted earnings per share:					
Earnings before change in accounting principle	**$ 2.60**	$ 2.08	$ 2.26	$ 2.75	$ 1.93
Change in accounting principle – writedown of intangible assets, net of taxes	**(0.31)**	—	—	—	—
Diluted earnings per share	**$ 2.29**	$ 2.08	$ 2.26	$ 2.75	$ 1.93
	August 2, 2003	August 3, 2002	July 28, 2001	July 29, 2000	July 31, 1999
Financial Position					
Cash and cash equivalents	**$ 207.0**	$ 178.6	$ 97.3	$ 175.4	$ 29.2
Merchandise inventories	**687.1**	656.8	648.9	575.3	545.3
Total current assets	**1,246.1**	1,127.6	1,063.3	1,069.3	841.8
Property and equipment, net	**674.2**	653.2	586.6	539.7	513.4
Total assets	**2,034.4**	1,907.5	1,785.9	1,762.1	1,518.9
Current liabilities	**530.4**	518.5	497.6	492.3	396.2
Long-term liabilities	**$ 358.0**	$ 327.2	$ 338.9	$ 435.1	$ 381.3

1 For 2002, operating earnings reflect 1) a $16.6 million gain from the change in vacation policy made by the Company and 2) $13.2 million of impairment and other charges, related primarily to the impairment of certain long-lived assets.

2 For 2001, operating earnings reflect a $9.8 million impairment charge related to the Company's investment in a third-party internet retailer.

Shareholder Information

Requests for general information or published financial information should be made in writing to:

Investor Relations Department

Attn: Investor Relations Department
The Neiman Marcus Group, Inc.
One Marcus Square
1618 Main Street
Dallas, TX 75201
(214) 743-7625

Transfer Agent and Registrar

Mellon Investor Services LLC
600 N. Pearl St., Suite 1010
Dallas, TX 75201
(800) 411-6657

Form 10-K

The Company's Form 10-K as filed with the Securities and Exchange Commission is available upon written request to the Investor Relations Department of the Company. The Company's Form 10-K is also available through its website at www.neimanmarcusgroup.com.

Annual Meeting

The Annual Meeting of Stockholders will be held on January 16, 2004.

Shares Outstanding

The Neiman Marcus Group had 28.2 million shares of Class A Common Stock and 19.7 million shares of Class B Common Stock outstanding, and 9,705 and 3,458 common shareholders of record, respectively, at August 1, 2003.

Corporate Address

The Neiman Marcus Group, Inc.
One Marcus Square
1618 Main Street
Dallas, TX 75201
(214) 741-6911

Stock Information

The Company's Class A Common Stock and Class B Common Stock are currently traded on the New York Stock Exchange under the symbols NMG.A and NMG.B, respectively. The Company currently does not pay cash dividends on its common stock.

The following table indicates the quarterly stock price ranges for 2003 and 2002:

	NMG.A 2003		NMG.A 2002		NMG.B 2003		NMG.B 2002	
Quarter	High	Low	High	Low	High	Low	High	Low
First	$31.70	$24.95	$33.25	$23.76	$28.79	$22.70	$31.75	$22.85
Second	$31.58	$28.01	$34.05	$25.95	$29.05	$25.61	$31.95	$24.80
Third	$32.05	$26.05	$38.95	$32.50	$30.10	$23.87	$36.87	$30.80
Fourth	$40.30	$31.75	$39.55	$24.88	$37.60	$29.45	$37.33	$22.65

The Neiman Marcus Group is an Equal Opportunity Employer.
Visit The Neiman Marcus Group website at www.NeimanMarcusGroup.com

Directors and Officers

Directors

Richard A. Smith[1]
Chairman of the Board

Robert A. Smith[1]
Vice Chairman

Brian J. Knez[1]
Vice Chairman

Burton M. Tansky
President and Chief Executive Officer

John R. Cook
Former Senior Vice President and
Chief Financial Officer
Harcourt General, Inc.

Matina S. Horner, Ph.D.[2,4,5]
Former Executive Vice President
Teachers Insurance and Annuity Association –
College Retirement Equities Fund

Vincent M. O'Reilly[3,5]
Former Executive Vice Chairman
Coopers & Lybrand, LLP;
Distinguished Senior Lecturer
Carroll School of Management
Boston College

Walter J. Salmon[1,4,5]
Roth Professor of Retailing, Emeritus
Graduate School of Business Administration
Harvard University

Paula Stern, Ph.D.[2,4]
President – The Stern Group
Former Chairwoman
U.S. International Trade Commission

Gary L. Countryman[2,3]
Chairman Emeritus
Liberty Mutual Group

Carl Sewell[2,3]
Chairman
Sewell Automotive Companies

1 Executive Committee
2 Nominating and Corporate Governance Committee
3 Audit Committee
4 Compensation Committee
5 Special Review Committee

Corporate Officers

Burton M. Tansky
President and Chief Executive Officer

James E. Skinner
Senior Vice President and
Chief Financial Officer

Nelson A. Bangs
Senior Vice President and
General Counsel

Phillip L. Maxwell
Senior Vice President and
Chief Information Officer

Marita O'Dea
Senior Vice President – Human Resources

W. Craig Johnson
Vice President – Tax

Stacie R. Shirley
Vice President – Finance
and Treasurer

T. Dale Stapleton
Vice President and Controller

Kim Yee
Vice President – Compliance
and Regulatory Law

Brenda A. Sanders
Corporate Secretary

Operating Officers

Neiman Marcus Stores

Karen W. Katz
Chairman and Chief Executive Officer

Bergdorf Goodman

Ronald L. Frasch
Chairman and Chief Executive Officer

Neiman Marcus Direct

Brendan L. Hoffman
President and Chief Executive Officer

Design: Sequel Studio, New York



The Neiman Marcus Group
One Marcus Square, 1618 Main Street, Dallas, Texas 75201